UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. Name of issuer: Ballahack Airsoft LLC

2. Form: Limit Liability Corporation

3. Jurisdiction of Incorporation/Organization: Virginia

4. Date of organization: 2009

5. Physical address of issuer: 2900 Ballahack Rd. Chesapeake, VA 23322

6. Website of issuer: https://ballahackairsoft.com

7. Is there a co-issuer? No

8. Name of co-issuer:

9. Form:

10. Jurisdiction of Incorporation/Organization:

11. Date of organization:

12. Physical address:

13. Website:

14. Name of intermediary facilitating the offering: Vicinity, LLC

15. CIK number of intermediary: 0001798542

16. SEC file number of intermediary: 7-223

17. CRD number, if applicable, of intermediary: 307772

18. Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6% commission based on the dollar amount received from investors in the Offering for all payments received up to $1,235,000; 5% commission based on the dollar amount received from investors in the Offering for all payments received between $1,235,001 and $2,500,000; 4% commission based on the dollar amount received from investors in the Offering for all payments received between $2,500,001 and $5,000,000.

19. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

2% of the total amount raised in the form of the securities offered to the public in this offering.

1% transaction fee on any future payments from the Company to investors that will be withheld from the payments to investors.

20. Type of security offered: Class B Membership Units
21. Target number of securities to be offered: 10,000
22. Price (or method for determining price): $100.00
23. Target offering amount: $1,000,000

24. Oversubscriptions accepted: [x] Yes □ No
25. If yes, disclose how oversubscriptions will be allocated: □ Pro-rata basis [x] First-come, first-served basis □ Other – provide a description

26. Maximum offering amount: $5,000,000
27. Deadline to reach the target offering amount: Oct. 31, 2025
28. Current number of employees with issuer and co-issuer: 41

29. Financial Information:

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	1,850,241	1,790,752
Cash & Cash Equivalents:	203,532	104,357
Accounts Receivable:	0	0
Short-term Debt:	580,712	133,585
Long-term Debt:	2,047,366	2,153,369
Revenues/Sales:	2,276,147	2,879,762
Cost of Goods Sold:	927,818	1,411,630
Taxes Paid:	0	0
Net Income:	(295,711)	(387,194)

30. Indicate which jurisdictions in which the issuer intends to offer the securities: All US states and territories.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2350.00
Aggregate Minimum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$237,350.00	$4,762,650.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.
(2) Commissions will be variable based on size of investment. See 19. for full details. For this chart shown as 6% for minimum individual, 6% for Aggregate Minimum Offering Amount, and 4.75% for Aggregate Maximum Offering Amount

08/19/2025

Form C

Up to $5,000,000

Ballahack Airsoft LLC ("**Ballahack Airsoft**," the "**Company**," "**we**," "**us**," or "**our**"), a Virginia limited liability company, is offering up to $5,000,000 (the "**Maximum Offering Amount**") of Class B Membership Units in the Company (the "**Class B Units**" or the "**Units**") to investors ("Investor(s)," "you," or "your") in this offering (the "**Offering**") pursuant to Regulation Crowdfunding. The Target Offering Amount is $1,000,000, and the minimum investment amount per investor is $2,500.00.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC available at (https://marketplace.vicinityventures.co/offers/91)

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of Ballahack Airsoft's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Ballahack Airsoft has certified that all of the following statements are true in connection with this Offering:

1. Ballahack Airsoft is organized under, and subject to, the laws of a State or territory of the United States;
2. Ballahack Airsoft is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. Ballahack Airsoft is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. Ballahack Airsoft is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, Ballahack Airsoft has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. Ballahack Airsoft has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. Ballahack Airsoft (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.

EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Ballahack Airsoft LLC's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Ballahack Airsoft has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Ballahack Airsoft's control), and assumptions. Although Ballahack Airsoft believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, Ballahack Airsoft's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by Ballahack Airsoft in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Ballahack Airsoft undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

Ballahack Airsoft LLC will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on Ballahack Airsoft's website listed herein. Ballahack Airsoft must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Units. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	10,000
Maximum amount of securities being offered	50,000 (1)
Purchase price per Security	$100.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Proceeds from this Offering will be used to upgrade and expand the Chesapeake flagship park—including new attractions, immersive theming, infrastructure improvements, and operational enhancements—while also providing marketing resources, working capital, debt retirement, and contingency reserves to support the Company's planned multi-park national expansion Further details within.
Voting Rights	None

(1) Maximum amount of securities offered subject to adjustment for bonus share considerations

As part of this Regulation Crowdfunding Offering, Ballahack Airsoft LLC (the "Company") intends to raise up to $5,000,000 (the "Maximum Offering Amount") through the sale of non-voting Class B Membership Units ("Class B Units" or the "Units") in the Company. The Target Offering Amount is $1,000,000 (the "Target Amount"), representing the sale of 10,000 Units, and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

Class B Units are being offered at a purchase price of $100.00 per Unit, with a minimum investment amount of $2,500.00 (25 Units). The Company may conduct multiple closings on a rolling basis after reaching the Target Amount. The purchase price of $100.00 per Unit is based on a pre-money valuation of approximately $20,000,000 for the Company immediately prior to the initial closing of this Offering. The number of Units sold in this Offering, when combined with the Company's existing membership interests, will represent a percentage ownership in the

Company calculated by dividing the number of Units purchased by the total Units outstanding after the Offering. The percentage of ownership represented by Units purchased in this Offering will vary depending on the total amount raised and does not take into account any additional ownership interest granted to investors who qualify for Bonus Units as described under "Bonus Share Structure."

Proceeds from the Offering will be used primarily to upgrade and expand the Company's Chesapeake, Virginia flagship park—including the addition of new attractions, immersive theming, expanded infrastructure, guest comfort enhancements, and operational systems—while also providing for marketing initiatives, working capital, debt consolidation, and contingency reserves to support the Company's planned five-park national expansion strategy. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

The Company will provide certain membership-based bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional Class B Membership Units ("Bonus Units") rounded down to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonuses Bonus Shares

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional Bonus Units equal to ten percent (10%) of the number of Class B Membership Units purchased in this Offering. For example, an eligible VentureSouth member purchasing 1,000 Class B Membership Units would receive an additional 100 Bonus Units at no additional cost.
- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Bonus Units equal to five percent (5%) of the number of Class B Membership Units purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 1,000 Class B Membership Units would receive an additional 50 Bonus Units at no additional cost.

Investors may not combine or "stack" membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased Class B Membership Units, except that the purchase price for Bonus Units will be deemed to be $0.00 and such Units will not represent additional capital contributions.

In addition of the equity investment in Ballahack Airsoft with potential financial returns, Ballahack will also offer a variety of non-financial perks to investors based on check size which are described below. These investor perks will be first come first serve and only available for investments made by Sept. 30th.

$2,500 or more will have their name on an honorary plaque on display at the park, and receive an exclusive Ballahack Founders Coin.

$100,000 + receives the above plus their name on a vehicle, aircraft, or small structure

$250,000 + receives the above plus a major area, compound, or structure named after them (Only 4 available)

$1,000,000 + receives all of the above plus the iconic Ballahack Tower renamed after them / logo (1 available)

TERMS

The following summarizes certain key terms of this Offering and the associated class of units. A complete description of the Offering terms is provided throughout this Form C and in the Exhibits attached hereto.

Members and Classes of Units

The Members of the Company (the "Investors" or the "Members") will include those purchasing Class B Membership Units ("Class B Units") in this Offering under Regulation Crowdfunding, as well as the current holders of Class A Membership Units ("Class A Units").

Class B Membership Units (Offered Securities). Class B Units represent a non-voting equity interest in the Company and are subject to the terms and conditions of the Company's Operating Agreement. Class B Units carry no general voting rights, except as required by law or for amendments that would alter the rights, preferences, or privileges of the Class B Units, as further described in the Operating Agreement.

Class A Membership Units. Class A Units represent a voting equity interest in the Company and are held by the founder and managing member. Class A Members control the management and operations of the Company and elect the Manager, who has exclusive authority over day-to-day operations. Class A Members have voting rights as provided in the Operating Agreement, including approval over certain major actions.

Management and control of the Company are vested exclusively in the Manager, subject to the vote of the Class A Members on certain major actions as described in the Operating Agreement, and Members of either class who are not also the Manager have no authority to participate in day-to-day operations or bind the Company.

Distributions

Operating Distributions

From time to time, but not less often than annually, the Manager, acting reasonably, will determine the amount, if any, by which the Company's funds then on hand exceed the reasonable working capital needs of the Company. Any such excess funds ("Distributable Cash Flow from Operations") will be distributed to the Members in accordance with the priorities set forth in the Operating Agreement and outlined below.

Distributions of Distributable Cash Flow from Operations will be made as follows:

1. **First**, to the Class B Members, on a Pro-Rata Basis, until each such Class B Member has received, per annum but non-compounding, a preferred return of eight percent (8.00%) based on the amount of such Class B Member's respective unreturned Capital Contribution.
2. **Second**, twenty percent (20.00%) to the Class A Members, on a Pro-Rata Basis, and eighty percent (80.00%) to the Class B Members, on a Pro-Rata Basis, until each Class B Member has received a return of its Initial Capital Contribution in full.
3. **Third**, to all Members, on a Pro-Rata Basis.

Tax Distributions

Notwithstanding the priorities of distributions set forth above, the Manager may cause the Company to make distributions ("Tax Advance Distributions") to all Members, on a Pro-Rata Basis, to their respective Capital Accounts (as defined in the Operating Agreement), in amounts intended to allow each Member to pay its aggregate federal, state, and local income tax liabilities attributable to its allocable share of the Company's taxable income. The amount of any such Tax Advance Distribution will be equal to the excess, for each Member, of such Member's aggregate taxable amounts for the relevant Fiscal Year and all prior Fiscal Years, over the cumulative amount of distributions previously made to such Member pursuant to the provisions of the Operating Agreement for such Fiscal Year and all prior Fiscal Years.

Tax Advance Distributions will be treated as advances of distributions pursuant to the provisions Operating Agreement and will reduce the amount of future distributions otherwise payable to such Member.

Clawback Provision

If, following the dissolution, winding up, and termination of the Company or the disposition of all or substantially all of the Company's assets, the aggregate amount received by any Class B Member does not equal or exceed the sum of (i) such Class B Member's unreturned Capital Contribution plus (ii) an amount sufficient to provide an eight percent (8.00%) preferred return on such unreturned Capital Contribution, the Class A Members will immediately contribute to the Company, for payment to such Class B Member, an amount equal to the deficiency. The amount required to be contributed by the Class A Members under this provision will not exceed the total amount distributed to the Class A Members pursuant to the Operating Agreement, reduced by the aggregate income tax liability of each such Class A Member attributable to such distributions.

Transfer Restrictions

The transfer of Membership Interests in the Company is restricted by the Operating Agreement, Subscription agreement, applicable law, and Regulation Crowdfunding. No Member may sell, assign, pledge, encumber, or otherwise transfer all or any portion of their Membership Interest without the prior written consent of the Manager, which may be granted or withheld in the Manager's sole discretion.

Any permitted transfer must satisfy the following conditions:

- The transferee must execute a Subscription Agreement and other documents required by the Manager, agreeing to be bound by the Operating Agreement as a substituted member.
- The transfer must comply with all applicable federal and state securities laws and must not cause the Company or its assets to be subject to ERISA or similar laws.
- The transferor or transferee must pay all reasonable expenses incurred by the Company in connection with the transfer.

Certain transfers are **absolutely prohibited**, including any transfer that:

- Would require the registration of the Membership Interests under federal or state securities laws;
- Based on the opinion of the Company's counsel, would cause the termination of the Company for federal income tax purposes; or
- Is attempted without providing all required documentation in a form acceptable to the Manager.

If a Member dies, their Membership Interest will transfer to the designated transfer-on-death beneficiary listed in the Company's records (or, if none, to the personal representative of the Member's estate). Such beneficiary will be entitled to receive distributions and liquidation proceeds, but will have no other rights of a Member unless and until admitted as a substituted member, as described in the Operating Agreement.

In addition, **pursuant to Regulation Crowdfunding**, securities purchased in this Offering may not be transferred by any Member during the one-year period beginning when the securities were issued, except in the following circumstances, and in each case only to the extent permitted under and subject to the restrictions set forth in the Operating Agreement and Subscription Agreement as described above:

1. To the Company;
2. To an accredited investor;
3. As part of an offering registered with the SEC;
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances, in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Any transfer that does not comply with the Operating Agreement, Subscription Agreement, and these Regulation Crowdfunding restrictions will be void and will not be recognized by the Company.

Buy-Out Rights held by Class A Members for the Purchase of Class B Membership Units

Under the Company's Operating Agreement, the Class A Members have the option, but not the obligation, to purchase all or any portion of the Membership Interests of any Class B Member at any time, including interests acquired by a beneficiary or transferee. The purchase price will be the greater of (i) three (3) times the selling Class B Member's unreturned Capital Contribution or (ii) the selling Class B Member's proportional share of the Company's value based on its most recent trailing twelve-month EBITDA valuing the company at an 8x EBITDA multiple.

The Operating Agreement sets forth the procedures for exercising this option, including notice requirements, timing of the closing, payment terms, calculation of the Company's value, and any applicable promissory note provisions. Investors should review Section 7.06 of the Operating Agreement for the complete terms and conditions governing these buy-out rights.

Definitions

The following summarizes certain key definitions of this Offering and the associated class of units. A complete description of the Offering terms is provided throughout this Form C and in the Exhibits attached hereto.

"**Capital Contribution**" means any contribution to the capital of the Company by a Member in cash, property, or services or a binding obligation to contribute cash, property, or services, whenever made including, without limitation, all Initial Capital Contributions.

"**Cash Flow**" means, with respect to any Fiscal Year (as defined in the Operating Agreement) or other calculation period, the sum of the gross cash receipts attributable to, generated by, derived from, or relating to the business of the Company, less the gross cash expenditures incurred or accrued with respect to the income, Assets, liabilities (whether contingent or fixed), operations, or any obligation relating to the Company during such applicable period, and less any funds used to establish reasonable reserves for future expenses of the Company, including, but not limited to, Operating Reserves (as defined in the Operating Agreement), as determined by the Manager.

"**Class A**" means that category of Membership Interest which is a VOTING interest in the Company.

"**Class B**" means that category of Membership Interest which is a NON-VOTING interest in the Company.

"**Company**" means Ballahack Airsoft LLC, a Virginia limited liability company.

"**Effective Date**" has the meaning given in the Preamble of this Agreement.

"**Entity**" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or other association.

"**Initial Capital Contribution**" means the initial contribution to the capital of the Company of a Member.

"**Member**" means each Person specifically identified as a Member in Exhibit A of this Agreement or admitted as a Member, including a Substituted Member (as defined in the Operating Agreement). A Person or Entity shall cease to be a Member at such time as he or she or it no longer owns any Membership Interest.

"**Membership Interest**" means the entire ownership interest of a Member in the Company at any particular time represented by the total number of Class A and Class B Membership Units held by such Member.

"**Membership Unit**" means any one of the units of ownership (whether Class A or Class B) the Company may issue which entitles its holders to certain rights and benefits and imposes the obligations of a Member in the Company.

"**Operating Agreement**" means the operating agreement of the company, as amended.

"**Person**" means any natural person or Entity and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits

"**Pro-Rata Basis**" means each Member's Membership Interest, according to each class of Membership Interest (Class A or Class B), in proportion to the total Membership Interests of the Members, according to each class of Membership Interest.

"**Subscription Agreement**" means the subscription agreement entered into by each Member and the Company in connection with the purchase, or the transfer of a Membership Interest, and pursuant to which such Member and the Company to, and does, become a party to, and bound by, the Operating Agreement with respect to the relevant Membership Interest.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Rights of Investors & Risk of Loss

The rights of investors are limited to those described in the Operating Agreement, the Subscription Agreement, and applicable provisions of Regulation Crowdfunding. Investors should carefully review these documents and applicable provisions. As with any investment in securities, investors should be able to bear the risk of a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Company Expenses

The Company will bear all costs and expenses incurred by the Company in the setup and maintenance of the operations of the Company, including legal and accounting expenses, the cost of preparing the Company's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering, the Company will pay a fee to Vicinity, LLC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that the Company will be treated as a partnership and not as an association taxable as a corporation or a publicly traded partnership treated as a corporation for federal income tax purposes. Accordingly, the Company should not be subject to federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Company's taxable income or loss, whether or not any amounts are distributed to, or withdrawn by, the Member. The Company's Operating Agreement does not require the Company to distribute amounts sufficient to cover the tax liabilities of the Members.

Issuers Statements

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Christopher Wratten	100%

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Christopher Wratten

Position: CEO
Dates: 2007 - Present
Full-time or Part-Time: Full Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

- **Ballahack Airsoft LLC** (Chesapeake, VA) – Founder and CEO of the largest airsoft field on the East Coast; oversees operations, event design, marketing, and strategic growth.
- **Swamp Sniper** (Chesapeake, VA) – Creator of a popular airsoft-focused YouTube channel and media brand, producing gameplay content and promoting immersive airsoft

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Membership Units
Amount outstanding	200,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding

Type of debt	EIDL SBA Loan
Name of creditor	
Amount outstanding	$1,990,935
Interest rate	3.75%
Describe any collateral or security	
Maturity date	2050
Other material terms	

Type of debt	Retail Installment
Name of creditor	Credibly
Amount outstanding	$120,317.36
Interest rate and payment schedule	No interest, 65 weekly installments
Describe any collateral or security	

Maturity date	Feb 2026
Other material terms	Fixed Fee ($68,256) no interest

Type of debt	Promissory Note
Name of creditor	Atlantic Union Bank & Trust
Amount outstanding	$17,957.54
Interest rate and payment schedule	5.00% per annum/ paid monthly
Describe any collateral or security	none
Maturity date	15 Mar 20206
Other material terms	

Type of debt	Demand Promissory Note
Name of creditor	Atlantic Union Bank & Trust
Amount outstanding	$74,943.69
Interest rate and payment schedule	variable%
Describe any collateral or security	
Maturity date	On demand

Other material terms	Variable rate indexed to the WSJ Prime Rate

Type of debt	Retail Installment
Name of creditor	Sheffield Financial
Amount outstanding	$5,264
Interest rate and payment schedule	0.80%
Describe any collateral or security	Equipment
Maturity date	10 Sep 2027
Other material terms	

Type of debt	Retail Installment
Name of creditor	Paypal
Amount outstanding	$84,098.66
Interest rate and payment schedule	No interest, 52 weekly installments
Describe any collateral or security	
Maturity date	12 May 2026
Other material terms	Fixed fee ($12,132), no interest

Type of debt	Vehicle
Name of creditor	Bayport Credit Union
Amount outstanding	$15,665.38
Interest rate and payment schedule	2.99%
Describe any collateral or security	Volkswagen Atlas
Maturity date	Jan 2028
Other material terms	

Type of debt	Retail Installment
Name of creditor	Wells Fargo
Amount outstanding	$27,401.19
Interest rate and payment schedule	9.2501%
Describe any collateral or security	Equipment
Maturity date	July 2027
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None		$			

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

    1. any director or officer of the Issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Kim Jackson	In-law	As of July 16, 2024, the Company entered into a loan agreement with a related party in the principal amount of $75,000. The loan accrues interest at a fixed annual rate of 5% and requires monthly payments of $4,334 beginning August 16, 2024, through February 16, 2026. The total interest to be paid over the term of the loan is $3,004. The loan is unsecured and contains no financial covenants	The balance of the loan was $53,332 as of December 31st, 2024.
Christopher Wratten	CEO / Manager	Stockholders Receivables	As of December 31, 2024, the Company had stockholder receivables totaling $1,052,006, consisting of two separate balances of $421,597 and $630,409. The receivables bear interest at the lowest applicable federal rate,

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Intermediary Fees	6%	$60,000	4.75%	$237,350
Revenue Growth & Customer Experience (store / inventory, arcade/attractions, F&B, combat/training areas & ranges)	34%	$340,000	26.1%	$1,303,000
Immersive Experience & Branding (vehicles, props, theming, hangars, DMZ, tech, photo ops, ambience)	15%	$150,000	17%	$848,000
Guest Comfort & Infrastructure (facility upgrades, staging, site prep, roads, power, range, warehouse, repairs / improvements)	16.3%	$163,000	14.4%	$721,500
Business & Financial Structure (marketing, legal, debt retirement, operational buffer, security buffer, investment fees)	28.7%	$287,000	37.8%	$1,890,150
Total	100.00%	$1,000,000	100.00%	$5,000,000

Business Plan Description

Ballahack Airsoft LLC operates the largest and most recognized airsoft park on the East Coast from its flagship location in Chesapeake, Virginia. Founded in 2007, the Company has built a nationally recognized brand around immersive, story-driven gameplay and a thriving community of players. The Chesapeake park attracts tens of thousands of visitors annually for large-scale events, weekend open play, specialty games, and themed immersive experiences. In addition to field operations, the Company operates a retail store, offers rental equipment, and provides food and beverage service, creating multiple revenue streams from each customer visit.

The Company's core mission is to provide "the adventure, community, escape, and fun" that customers seek in their lives, delivering premium entertainment in a safe, professional, and organized environment. By designing and hosting events that blend realism with cinematic storytelling, Ballahack delivers experiences that inspire repeat participation and strong customer loyalty. This differentiated model has allowed Ballahack to establish itself as a leader in the airsoft and immersive entertainment industry, with a brand and operational expertise that can be replicated in new markets.

Building on its globally renowned Chesapeake foundation, Ballahack is executing a strategic expansion plan to develop a network of five destination parks across major U.S. metropolitan areas. The roadmap calls for significant upgrades to the Chesapeake facility in 2025–2026 to serve as a prototype model, followed by the development of Park 2 in 2027 and Park 3 in 2028. Parks 4 and 5 will target high-growth major metropolitan areas as well, with all five parks operational by 2031. By 2033, management projects annual revenue of $60–70 million across the network, supported by consistent operating margins and the ability to scale event production, marketing, and merchandising nationally.

Proceeds from this capital raise will fund major enhancements to the Chesapeake park, including new attractions such as the Level Up Live premium interactive zone, expanded retail and food service capacity, immersive props and vehicles, advanced battlefield technology, upgraded infrastructure, and expanded guest comfort amenities. The upgrades are designed to drive higher per-capita revenue, increase repeat visitation, and serve as a demonstration site for future locations. The Company's long-term growth plan also includes vertical integration opportunities in equipment sales, branded merchandise, and proprietary game design.

Ballahack's management team, led by founder and President Christopher Wratten, combines deep industry expertise with a proven track record in designing, marketing, and executing large-scale events. With strong brand recognition, a loyal and growing customer base, and a scalable business model, the Company is well-positioned to become the national leader in airsoft and live-action adventure entertainment. This offering will provide the capital needed to accelerate that vision, leveraging the Chesapeake flagship into a multi-park national brand

 At the heart of our mission beats human connection and authenticity. The need for shared human experiences will never go away. Although the amusement and film entertainment industries have continued growth they pale in comparison to the exploding gaming market estimated to skyrocket past $300B. Creating massive in-person kinetic experiences that combine the story of cinema, the environment of an amusement park, and the engagement of video games creates magic for everyone involved. For most people to break through their threshold of childlike wonder, imagination, and fun, they have to experience something believable, something authentic.

Our model's key differentiator is in the details of crafting an environment that draws people out of the stresses of regular life. Utilizing 18 years of demographic and Psychographic data we are adding the most impactful features to enhance every guest's experience. Not only are we building a modularized environment, and by nature offering a thrilling communal activity, we are insuring there is a sense of discovery and exploration that cannot be found elsewhere.

The features being added to the Chesapeake prototype are the result of years of operational insight, designed to maximize engagement, increase dwell time, and expand revenue opportunities. In many ways, the true product, the fully realized park experience, has not been possible until now. This raise will make that vision a reality, transforming the flagship into the first complete expression of the Ballahack model and positioning it to scale nationally.

FINANCIAL INFORMATION

Operations

The issuer's revenues to date include $2,276,147 for the year ended December 31, 2024, and $2,879,762 for the year ended December 31, 2023.

Costs of goods sold to date were $927,818 in 2024 and $1,411,630 in 2023.

Expenses of the issuer to date have included advertising and marketing ($26,084 in 2024; $181,875 in 2023), general and administrative ($1,378,627 in 2024; $1,439,564 in 2023), rent and lease ($88,687 in 2024; $102,743 in 2023), depreciation ($89,339 in 2024; $79,956 in 2023), and amortization ($285 in both 2024 and 2023).

Historical performance of the issuer has reflected net losses of $(295,711) in 2024 and $(387,194) in 2023. Historical performance is not necessarily indicative of expected future performance, and the Company anticipates changes in scale, expenses, and revenue mix as part of its planned expansion.

While the Company has reported net losses in the past two fiscal years, these results primarily reflect significant reinvestment into growth and development initiatives. Earlier this year, management implemented a comprehensive restructuring to streamline operations and improve efficiency, resulting in over $360,000 in annualized savings in payroll and operating costs. These actions, along with other measures taken to strengthen the business, position the Company for greater sustainability and scalability moving forward.

The audited financials display balance sheet activities for the years ended 2024 and 2023, including cash in the account at the end of 2024 in the amount of $203,532 and $104,357 at the end of 2023.

Liquidity and Capital Resources

Targeted sources of capital total $ and are estimated (subject to change) as follows:

Reg CF investment $5,000,000

Owner Equity $

Loan $

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

Risk Factors

An investment in the Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our Units. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our Units.

COVID-19 Impacts: The impacts of COVID-19 on the Company's operations and the economy have been significant in recent years, and the long-term effects remain uncertain. Although operations at the Chesapeake park have returned to normal, future outbreaks or government-imposed restrictions could result in temporary closures, reduced event attendance, and disruptions to supply chains for equipment and retail inventory.

Dependence on Key Personnel: The Company is highly dependent on the leadership, vision, and operational expertise of its founder and CEO, Christopher Wratten, who has led Ballahack since its inception. The loss or unavailability of Mr. Wratten, or other senior management, could materially and adversely affect the Company's operations and expansion plans. There can be no assurance that qualified replacement personnel could be secured on a timely basis, if at all.

Competition: The Company competes with other airsoft fields, paintball parks, laser tag arenas, and alternative recreational activities for customer time and discretionary spending. Larger competitors, or those with greater resources, may be able to offer lower prices, more attractive facilities, or higher marketing budgets. Localized competitors could impact the success of new park locations in expansion markets.

Need for Additional Funding and Dilution: While the Company intends to meet its capital needs for the Chesapeake upgrades and initial expansion stages through this Regulation

Crowdfunding Offering, additional capital may be required for later phases of the 5-park expansion plan. Any future equity financing could dilute existing investors, and securities issued in such financings may have terms more favorable than those offered in this Offering. There is no guarantee that additional financing will be available on acceptable terms, or at all.

Existing Debt Obligations: The Company has existing debt obligations, a portion of which will be consolidated or refinanced using proceeds from this Offering. If the Company is unable to refinance certain liabilities on favorable terms, debt service requirements could impact cash flow available for distributions to investors.

Related-Party Transactions: The Company may, in the normal course of business, engage in transactions with related parties, including management or entities controlled by management, for services, rentals, or other operational needs. Such transactions will be conducted on an arm's-length basis where possible, but there is no guarantee that terms will always be as favorable as those obtainable from unrelated third parties.

Stockholder Receivable: As of December 31, 2024, the Company's balance sheet reflects a stockholder receivable, representing amounts owed to the Company by a related party. The timing of repayment may vary based on the related party's financial position and other circumstances. Any delay or reduction in repayment could affect the Company's short-term liquidity or the timing of certain planned expenditures.

No Distributions / No Provision for Return of Capital: It is anticipated that investors in this Offering will not receive substantial distributions on invested capital until several years after closing. Although the Company's operating agreement provides for an 8% preferred return to Class B Members, distributions are dependent on available distributable cash flow and operational performance. There can be no assurance that sufficient cash will be available to meet the preferred return schedule.

Economic Conditions: Broader economic conditions, including inflation, rising interest rates, and fluctuations in consumer discretionary spending, may negatively affect attendance, event ticket sales, and retail purchases at Ballahack facilities. Such conditions are outside the Company's control.

Indemnification: The Company's operating agreement provides for indemnification of its managers, officers, and certain other parties against certain liabilities. This could result in significant expenditures by the Company, which may adversely affect returns to investors.

Limitation of Liability: The liability of the Company's members is limited under Virginia law and the operating agreement. Investors in this Offering will have limited rights and will not be involved in the day-to-day management of the Company's operations.

Possible Loss of Entire Investment: An investment in the Company involves a high degree of risk, and investors should only invest if they can afford to lose their entire investment. The Company may not achieve its business objectives, and there is no guarantee that investors will receive any return of capital.

Early-Stage Expansion Risks: While the Chesapeake park is an established and profitable operation, the 5-park expansion strategy involves significant capital investment, market entry risks, and the need to replicate operational success in new geographic regions. There is no guarantee that expansion parks will achieve projected attendance or profitability.

Licenses and Permits: The Company must maintain various state and local permits and licenses to operate its facilities. Delays or failures in obtaining or renewing required permits could delay project timelines or disrupt operations.

Going Concern: If revenues do not grow as planned, or if costs are significantly higher than anticipated, the Company may face cash flow constraints that could raise doubt about its ability to continue as a going concern.

Seasonality of Operations: Attendance at the Company's facilities is subject to seasonal fluctuations, with adverse weather conditions such as rain, snow, or extreme temperatures potentially reducing customer participation. Periods of reduced attendance could materially impact the Company's revenues and cash flow.

Liability from Recreational Activities: Airsoft involves physical exertion, simulated combat, and the use of replica firearms. Although the Company maintains safety protocols and liability insurance, injuries to participants could result in legal claims, increased insurance costs, or reputational damage, any of which could adversely affect the Company's operations.

Market Acceptance in New Regions: The Company's expansion strategy depends on successfully replicating its immersive entertainment model in new geographic markets, including Dallas, Atlanta, and other target cities. There is no guarantee that demand for the Company's services in these regions will meet projections, and underperformance at new locations could negatively affect overall results.

Capital Expenditure Overruns: The Company's planned upgrades and new park development involve substantial construction, equipment procurement, and theming costs. Delays, cost overruns, or unforeseen expenses could require additional financing or force the Company to reduce the scope of planned projects.

Dependence on Repeat Attendance: A significant portion of the Company's revenue is generated from repeat customers within the Ballahack community. A decline in repeat visitation due to shifting customer preferences, increased competition, or diminished community engagement could adversely impact financial performance.

Equipment Supply Chain Risks: The Company relies on third-party suppliers for airsoft equipment, props, battlefield technology, and themed assets. Supply chain disruptions, including delays or shortages, could impair the Company's ability to host events, open new parks on schedule, or deliver the intended customer experience.

Limited Secondary Market for Securities: The Class B Membership Units offered in this Regulation Crowdfunding raise are subject to transfer restrictions under federal securities laws and the Company's operating agreement. There is currently no secondary market for these securities, and investors may be unable to sell their investment for an extended period, if at all.

Non-Voting Nature of Securities: Investors in this Offering will acquire non-voting Class B Membership Units and will not have the right to participate in the management or control of the Company's business. As a result, investors will have limited ability to influence decisions regarding expansion, financing, or operational strategy.

Potential Conflicts of Interest The Company's management and key personnel may engage in other business activities, ventures, or investments. Such outside interests could divert management's attention, time, or resources from the Company's operations, potentially affecting performance.

Economic Sensitivity of Discretionary Spending: The Company's success depends on consumers' willingness to spend on premium recreational experiences. Adverse economic conditions, including recessions, inflation, or reduced disposable income, may lead to decreased attendance and reduced retail sales.

Event-Specific Revenue Risk: Large-scale events account for a substantial portion of the Company's annual revenue. Cancellations or disruptions to major events caused by severe weather, logistical challenges, public health issues, or other factors could materially reduce revenue in a given period.

Regulatory Changes: The Company's operations are subject to local, state, and federal regulations governing safety, public gatherings, and the sale or use of replica firearms. Future changes to applicable laws or regulations could increase compliance costs or limit operational capabilities.

Insurance Availability and Costs: The Company's business model requires specialized liability insurance. The inability to obtain or renew coverage, or significant increases in insurance premiums, could adversely affect operations and financial results.

Debt Service Risk: Even after using Offering proceeds to consolidate existing debt, the Company will have ongoing debt obligations. Required principal and interest payments may reduce the amount of cash available for reinvestment, expansion, or distributions to investors.

Brand Reputation Dependence: The Ballahack brand is a critical component of the Company's competitive advantage. Negative publicity, whether from safety incidents, customer dissatisfaction, or other events, could harm the Company's reputation and reduce attendance at its facilities.

Exhibits

A) Ballahack Airsoft Operating Agreement
B) Investor Subscription Agreement
C) Ballahack Airsoft LLC Financial and CPA Audit Report
D) Ballahack Airsoft – Testing the Waters Page

Exhibit A – Ballahack Airsoft LLC Operating Agreement

THE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS (AND THE UNITS REPRESENTING SUCH MEMBERSHIP INTERESTS) ISSUED IN ACCORDANCE WITH THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, UNDER THE VIRGINIA SECURITIES ACT, OR UNDER SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THESE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER (A) THIS AGREEMENT AND (B) THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

AMENDED AND RESTATED OPERATING AGREEMENT

OF

BALLAHACK AIRSOFT LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement" or "Operating Agreement") is effective and dated as of the ____18___ day of ____August______, 2025 (the "Effective Date"), by and among the undersigned Members of **Ballahack Airsoft LLC**, a Virginia limited liability company (the "Company"), provides as follows:

RECITALS

WHEREAS, the initial Members caused the Company to be organized as a limited liability company under the laws of the Commonwealth of Virginia effective as of February 27, 2009;

WHEREAS, the Members desire to execute this Agreement to amend, restate, and completely supersede all prior operating agreements, on the terms and conditions set forth herein; and

WHEREAS, the purpose of this Agreement is to set out more fully the rights, obligations, and duties of the Members and the management of the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants, and conditions herein contained, the Members do hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.01. Definitions. Unless otherwise expressly provided herein, the following capitalized terms used in this Operating Agreement shall have meanings set forth below. This list of defined terms is not exhaustive and other terms may be defined elsewhere in this Operating Agreement.

(a).   "Act" means the Virginia Limited Liability Company Act, Va. Code § 13.1-1000 et seq., as amended and in force from time to time.

(b).   "Affiliate" of any specified Person means any other Person that is directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or any member of such Person's immediate family. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of a Membership Interest, by contract, or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

(c).   "Agreement" or "Operating Agreement" means this Limited Liability Company Operating Agreement, as amended from time to time.

(d).   "Articles" means the articles of organization of the Company filed with the State Corporation Commission of the Commonwealth of Virginia, as amended and in force from time to time.

(e).   "Assets" means all property, whether real or personal or tangible or intangible, owned by the Company as of the Effective Date and acquired by the Company after the Effective Date.

(f).   "Capital Contribution" means any contribution to the capital of the Company by a Member in cash, property, or services or a binding obligation to contribute cash, property, or services, whenever made including, without limitation, all Initial Capital Contributions.

(g).   "Cash Flow" means, with respect to any Fiscal Year or other calculation period, the sum of the gross cash receipts attributable to, generated by, derived from, or relating to the business of the Company, less the gross cash expenditures incurred or accrued with respect to the income, Assets, liabilities (whether contingent or fixed), operations, or any obligation relating to the Company during such applicable period, and less any funds used to establish reasonable reserves for future expenses of the Company, including, but not limited to, Operating Reserves, as determined by the Manager.

(h).   "Class A" means that category of Membership Interest which is a VOTING interest in the Company.

(i).   "Class B" means that category of Membership Interest which is a NON-VOTING interest in the Company.

(j).   "Code" means the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding Federal revenue laws.

(k).   "Company" means Ballahack Airsoft LLC, a Virginia limited liability company.

(l).   "Effective Date" has the meaning given in the Preamble of this Agreement.

(m).   "Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or other association.

(n).   "Exculpation Exclusion Event" means any conduct or lack of conduct in relation to the activities of the Company that constitutes any of the following:

1.   Fraud, bad faith, or willful misconduct;

2.   Gross negligence or reckless disregard; or

3.   A violation of any laws, regulations, judgments, orders, or other legally enforceable actions.

(o).   "Fiscal Year" has the meaning set forth in Section 9.03.

(p).   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except as follows:

1.   The Gross Asset Value of any asset contributed by a Class B Member to the Company is the gross fair market value of such asset as determined at the time of contribution; and

2.   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Manager.

(q).   "Initial Capital Contribution" means the initial contribution to the capital of the Company of a Member pursuant to this Operating Agreement.

(r).   "Incapacitated Member" has the meaning given in Section 4.02.

(s).   "Manager" means a manager of the Company, whose rights, powers, and duties are specified in Article V.

(t).   "Member" means each Person specifically identified as a Member in **Exhibit A** of this Agreement or admitted as a Member, including a Substituted Member. A Person or Entity shall cease to be a Member at such time as he or she or it no longer owns any Membership Interest.

(u).   "Membership Interest" means the entire ownership interest of a Member in the Company at any particular time represented by the total number of Class A and Class B Membership Units held by such Member.

(v).   "Membership Unit" means any one of the units of ownership (whether Class A or Class B) the Company may issue which entitles its holders to certain rights and benefits and imposes the obligations of a Member in the Company.

(w).   "Net Income" and "Net Loss" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss) with the following adjustments (without duplication):

1.   any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be added to such income or loss;

2.   any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

3.   if the Gross Asset Value of any Company asset is adjusted pursuant to subdivisions of the definition of "Gross Asset Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

4.   gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

5.   in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, such amounts shall instead be determined in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g).

(x).   "Operating Reserves" means the cash reserved to fund the working capital requirements of the Company.

(y).   "Per Annum" means a calendar year consisting of three hundred sixty-five (365) days starting on the Effective Date. Notwithstanding the above, in the event that any of the dissolution or liquidation events occur pursuant to Section 8.02, Per Annum shall be prorated based on the amount of calendar days that occurred in that year from the calendar month and day of the Effective Date until the exact date of liquidation under Section 8.02.

(z).   "Person" means any natural person or Entity and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

(aa).   "Pro-Rata Basis" means each Member's Membership Interest, according to each class of Membership Interest (Class A or Class B), in proportion to the total Membership Interests of the Members, according to each class of Membership Interest.

(ab).   "Regulations" means the temporary and final regulations promulgated by the U.S. Department of the Treasury under the Code.

(ac).   "Subscription Agreement" means the subscription agreement entered into by each Member and the Company in connection with the purchase, or the transfer of a Membership Interest, and pursuant to which such Member and the Company to, and does, become a party to, and bound by, this Agreement with respect to the relevant Membership Interest.

(ad).   "Substituted Member" means any Person admitted to the Company as a substituted Member with full Member rights and obligations pursuant to the provisions of Article VII.

(ae).   "Transferor" means any Member who, in accordance with the provisions of this Agreement, transfers, sells, assigns, pledges, or otherwise disposes of all or any portion of its Membership Interest.

(af).   "Transferee" means any Person who, in accordance with the provisions of this Agreement, acquires by transfer, purchase, assignment, pledge, or otherwise all or any portion of a Membership Interest in the Company.

ARTICLE II

PURPOSE AND POWERS OF COMPANY

2.01.   Purpose. The purpose(s) for which the Company has been formed are as follows:

(a).   To engage in the ownership, development, and operation of airsoft fields, as well as any ancillary or related businesses, including, without limitation, retail stores associated with airsoft or other outdoor recreational activities;

(b).   To transact any and all lawful business under the laws of the Commonwealth of Virginia;

(c).   To do any and all further incidental acts and things which are not herein specifically mentioned but which may be either permitted by law or which may be requisite to carry into effect the primary purpose for which the Company has been formed; and

(d).   To pursue and engage in any other lawful activity not prohibited by the Act or the Articles and approved by the Members.

2.02.   Powers. The Company has all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not prescribed by the Act or the Articles.

ARTICLE III

ORGANIZATION

3.01.   Principal Office. The initial principal office of the Company is **2900 Ballahack Road, Chesapeake, VA 23322**. The principal office may be changed from time to time by the Manager.

3.02.   Registered Office and Registered Agent. The initial registered agent is **Christopher P. Wratten** and the initial registered agent's office is located **2900 Ballahack Road, Chesapeake, VA 23322**. The registered office and registered agent may be changed by the Manager from time to time by filing the address of the new registered office and/or the name of the new registered agent with the State Corporation Commission of the Commonwealth of Virginia pursuant to the Act and the applicable rules promulgated thereunder.

3.03.   Term. The term of the Company commenced on the date the Articles were filed with the State Corporation Commission of the Commonwealth of Virginia and shall continue unless and until the Company is dissolved and terminated in accordance with the provisions of this Agreement.

ARTICLE IV

POWERS, RIGHTS, AND DUTIES OF THE MEMBERS

4.01.   Limitations. Other than as set forth in this Agreement, no Member who is not also a Manager shall participate in the management or control of the Company's business nor shall they transact any business for the Company, nor shall they have the power to act for or bind the Company, said powers being vested solely and exclusively in the Manager. No Member who is not also a Manager shall take any action to bind the Company. A Member shall indemnify, defend, and hold the Company harmless for any costs or damages incurred by the Company as a result of the unauthorized actions of such Member.

4.02. **Incapacity.** A Member shall be deemed incapacitated upon the certification by a physician licensed in that Member's state of residence or by the adjudication of a court of competent jurisdiction (such Member, an "Incapacitated Member"). The incapacity of a Member shall not cause a dissolution of the Company, but the rights of such Member to share in the profits and losses of the Company and to receive distributions of Company funds shall devolve on the Incapacitated Member's guardian, conservator, executor, trustee, or receiver ("Fiduciary"), subject to the terms and conditions of this Agreement, and the Company shall continue as a limited liability company. If, and only if, approved by the Class A Member, such Member's Fiduciary may also have the right to participate in voting, as applicable, to give any consents required of such Member under the terms of this Agreement, and to assign such Member's Membership Interest, subject to the terms and conditions of this Agreement. The Fiduciary shall be liable for all the obligations of the Incapacitated Member.

4.03. **Priority.** No Member shall have priority over any other Member as to Company allocations or distributions, except as otherwise provided herein this Agreement.

4.04. **No Loans.** Except to the extent otherwise provided herein, no Member may borrow or withdraw any portion of such Member's Capital Contribution from the Company.

4.05. **Meetings and Manner of Acting.**

(a). <u>Meetings of Members.</u>

1. *Annual Meeting.* The Members waive any requirement for an annual meeting and agree that any business that could be conducted at such an annual meeting may be conducted by written consents of the Members.

2. *Special Meetings*. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Manager, and shall be called by the Manager at the request of any Class A Member.

3. *Place of Meetings*. The Manager may designate any place, either within or outside the Commonwealth of Virginia, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting is otherwise called, the place of any meeting shall be at the principal office of the Company.

4. *Notice of Meetings.* Written Notice stating the place, day, and hour of the meeting and the purposes for which the meeting is called shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, by email or mail, by or at the direction of the Person calling the meeting, to each Member.

5. *Proxies.* At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized agent. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after three (3) months from the date of execution, unless otherwise provided in the proxy.

6.   *Waiver of Notice.* When any Notice is required to be given to any Member, a waiver thereof in writing signed by such Member entitled to Notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such Notice.

(b).   <u>Manner of Acting.</u>

1.   *Required Vote.* Only Class A Members are entitled to vote, and each Class A Member shall be entitled to vote in proportion to their Pro-Rata Basis of Class A Membership Interests (i.e. a Member holding forty percent (40.00%) of the Class A Membership Units is entitled to a vote worth forty percent (40.00%) of the total vote) on any matter voted upon by the Members. With respect to any matter described in this Agreement requiring a vote, election, consent, determination, or other approval of the Members, or any other matter considered by the Members, the affirmative vote of a majority of the Class A Membership Interests of the Company on a Pro-Rata Basis ("<u>Majority Vote</u>") shall be necessary and sufficient for such approvals, unless the vote of a greater or lesser proportion or number of Members is required by the Act, the Articles, or by the express provisions of this Operating Agreement.

2.   *Procedure.* The Manager shall preside at any meetings of the Members, may move or second any item of business. The Manager shall not, if he is also not a member, vote upon any matter. A record shall be maintained of the meetings of the Members. The Members may adopt their own rules of procedure, which shall not be inconsistent with this Operating Agreement.

3.   *Presumption of Assent.* A Member who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the Person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by certified mail to the secretary of the meeting immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Member who voted in favor of such action.

4.   *Disputes.* Disputes among Members shall be decided by a Majority Vote of the Class A Members. There must be a Majority Vote for an action by the Members to take place.

5.   *Voting.* Any action requiring the affirmative vote of the Members (or any class of Members) under this Agreement, unless otherwise specified herein, may be taken by vote at a meeting or, in lieu thereof, by written consent of the Members of the applicable class or classes of Members with the required percentage Membership Interests. Except as otherwise expressly set forth herein, in the event that the Members are required to consent in writing to any action or matter under this Agreement and a Member shall fail to deliver such written consent or Notice of refusal to consent to the Company or the Manager within ten (10) business days after delivery of a Notice requesting such consent, then such Member shall be deemed to have consented to such action or matter. Such Notice requesting consent of the Members shall refer to this Section 4.05(b) and state that the failure by a Member of such class to respond timely to such request shall be deemed to be a consent to the action or matter set forth in the Notice.

(c).   <u>Actions Requiring Member Approval.</u> Notwithstanding any other provision of this Agreement to the contrary, no Member(s), Manager(s), or officer, as applicable, shall take any of the following actions on behalf of the Company unless authorized to do so by unanimous approval of the Class A Members, such authorization to be evidenced by a written authorization filed with the Company's minutes or records:

1.   The amendment or restatement of this Agreement. Except any amendment or restatement of this Agreement that would modify or affect the provisions contained in Section 6.04 shall require both the unanimous approval of the Class A Members and the Class B Members;

2.   Do any act in contravention of this Agreement;

3.   Possess or in any manner deal with the Company's Assets or assign the Company's rights in any Company Assets for other than Company purposes;

4.   Sell, exchange, or dispose of any of the Assets of the Company except for the sale, exchange, or encumbrance of such Assets in the ordinary course of business or as otherwise permitted by this Agreement;

5.   The commencement of a voluntary proceeding seeking reorganization or other relief with respect to the Company under any bankruptcy or other similar law or seeking the appointment of a trustee, receiver, custodian or other similar official of the Company or any substantial part of its property, or the making by the Company of a general assignment for the benefit of creditors; or

6.   Change or reorganize the Company into any other legal form.

4.06.   Class A Member Exculpation. No Class A Member and/or their respective Affiliates, partners, members, employees, directors, managers, and officers, shall be liable to the Company or any Member for any losses, claims, demands, actions, judgments, arbitral decisions, orders, fines, penalties, or liability of any nature, including reasonable attorneys' fees, out-of-pocket expenses, and court costs ("Damages") suffered or incurred by the Company or any Member, except to the extent that any such Damages are based upon, arise out of or otherwise are in connection with any Exculpation Exclusion Event.

ARTICLE V

MANAGERS

5.01.   Authority. Effective as of the date hereof and until such time as the Manager resigns or is removed, the Manager shall be **Christopher P. Wratten**. If there are multiple managers, any one Manager may act on behalf of the Company. Subject to the limitations provided in this Agreement, the Manager shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Manager shall constitute the act of and serve to bind the Company. In dealing with the Manager acting on behalf of the Company, no Person shall be required to inquire into the authority of the Manager to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Manager as set forth in this Agreement. The Manager need not be a Member. If a Manager shall resign or otherwise fail to serve as a Manager or shall commit any act of willful misconduct or gross negligence in the performance of its duties under the terms of this Agreement, such Manager may be removed as a Manager and another substituted upon the consent and affirmative Majority Vote of the Class A Members. If there are multiple Managers, in the event of a deadlock on a decision between the Managers, a vote shall be submitted to the Class A Members and a Majority Vote of the Class A Members shall be decisive.

5.02. **Powers and Duties of Manager.** Except as otherwise specifically provided herein, the Manager shall have all authority, rights, and powers in the management of the Company business to do any and all other acts and things necessary, proper, convenient, or advisable to effectuate the purposes of this Agreement. The Manager may delegate any aspect of its authority to one or more Person. The Manager shall use reasonable care in the safekeeping and use of all funds and Assets of the Company. The Manager may, in the Manager's sole discretion, appoint officers of the Company and other authorized parties with such authority as designated by the Manager including, without limitation, the authority to execute documents on behalf of the Company. Any such officer or other authorized party may be removed by the Manager at any time, with or without cause. The specific authority and responsibility of the Manager shall also include the following, without need for further approval from the Members:

(a). Effectuating this Operating Agreement and the decisions of the Members;

(b). Directing and supervising the operations of the Company;

(c). Entering into, making, and performing contracts, agreements, and other undertakings binding the Company that may be necessary, appropriate, or advisable in furthering the purposes of the Company and making all decisions and waivers thereunder;

(d). Buying, selling, encumbering, or exchanging Assets owned by the Company and signing all documentation needful for such transactions including, but not limited to, deeds, deeds of trust, promissory notes, guarantees, and affidavits. For purposes of clarity and not to the limitation of any other power granted herein, this power may specifically be exercised by the Manager without the need for further approval of the Members;

(e). Opening and maintaining bank and investment accounts and arranging, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(f). Establishing such charges for services and products of the Company as may be necessary to provide adequate income for the efficient operation of the Company;

(g). Setting and adjusting wages and rate of pay for all personnel of the Company, and appointing, hiring, and dismissing all personnel and regulating their hours of work;

(h). Keeping the Members reasonably advised in all matters pertaining to the operation of the Company, services rendered, operating income and expenses, and financial position;

(i). Changing independent auditors or deposit banks of the Company;

(j). Incurring or assumption of any material liability or obligation, whether contractually or otherwise, by the Company in the normal course of the Company's business;

(k). Adopting of a business plan and annual operating budget for the Company (or any updates to the plan or budget); and

(l). Determining the amount of funds to be held in the Company's reserve account for Operating Reserves.

5.03. **Expenses and Fees Payable to the Manager.** The Manager or its Affiliates shall be entitled to receive reasonable fees and reimbursement of expenses incurred in connection with the performance of their duties under this Agreement. The Manager or its Affiliates, in their sole and absolute discretion, may defer or waive any fee payable to it under this Agreement. Any fees deferred shall accrue no interest and shall be paid at such time as the Manager determines.

5.04. **Other Activities of the Manager and Competition.**

(a). Devotion of Time. The Manager shall devote such time to the Company's business as the Manager, in the Manager's sole discretion, deems necessary to manage and supervise the Company's business and affairs in an efficient manner. Nothing in this Agreement shall preclude the employment, in the ordinary course of business and at then current market rates and at the expense of the Company, of any agent or third party to manage (subject to the control of the Manager) or provide other services with respect to the Company's business.

(b). No Limitations on Sole and Exclusive Function. It is understood and agreed that the Manager shall not be required to manage the Company as the Manager's sole and exclusive function and that the Class A Members, Manager, Manager's Affiliates, and any member, manager, agent, officer, director, or employee thereof may engage in or possess any interests in business ventures and may engage in other activities of every kind and description independently or with others in addition to those relating to the Company. No Manager shall incur liability to the Company or to any of the Members as a result of engaging in any other business or venture.

5.05. **Liability and Indemnification.** Neither the Members nor any officer, manager, member, agent, or employee of the Members, acting in good faith and within the scope of their authority given in this Agreement, by resolution of the Members, or in voting on any matter to which such Members are entitled to vote, nor the Manager, nor any of the Manager's Affiliates, nor any officer, manager, member, agent, or employee of the Manager or any of their Affiliates (collectively, the "Indemnified Party") shall be personally liable for the return of any portion of the Capital Contributions (or any return thereon) of the Members or for any liability or obligation of the Company unless otherwise agreed to in writing. The return of such Capital Contributions (or any return thereon) shall be made solely from Assets of the Company to the extent provided for in this Agreement. The Indemnified Party shall not be required to pay to the Company or any Member any deficit in any Member's Capital Account (as defined below) upon dissolution or otherwise, except as expressly provided in this Agreement. No Member shall have the right to demand or receive property other than cash for its Membership Interest. The Indemnified Party shall not be liable, responsible, or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act on behalf of the Company, unless such act or omission was performed or omitted in bad faith or was a result of fraud or willful misconduct as determined by a final, non-appealable judgment of a court of competent jurisdiction. The Company shall indemnify and hold the Indemnified Party harmless from and against any loss, expense, damage, or injury suffered or sustained by them, by reason of any acts, omissions, or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim and including any payments made by the Manager to any Affiliate, and if such Manager is an entity, the members of such entity Manager, any officer or director of the members of such entity Manager, or any of their respective members, managers, partners, officers, agents, or employees pursuant to an indemnification agreement no broader than this Section 5.05, if any; provided that, the acts, omissions, or alleged acts or omissions upon which such actual or threatened action, proceeding or claims are based were performed or omitted in good faith in a manner such Indemnified Party reasonably believed to be consistent with the duties of such Indemnified Party set forth in this Agreement, and are not the result of such Indemnified Party's fraud or willful misconduct as determined by a final, non-appealable judgment of a court of competent jurisdiction. The Company shall indemnify and hold any agents of the Indemnified Party harmless to the extent provided in any applicable agreement with such agent or other party, provided that such agreement was entered into in accordance with the provisions of this Agreement. Without limitation of the liability of the Company to the Manager hereunder, it is expressly agreed that no Member shall be personally liable to contribute funds to the Company to cover claims for indemnity in excess of the amount of Capital Contributions required to be contributed by such Member under the terms of this Agreement. Upon written request from any Indemnified Party, the Company shall pay the actual expenses (including reasonable attorneys' fees) incurred by such Person in connection with any liability, claim, cause of action, loss, expense, or damage (including, without limitation, reasonable attorneys' fees and expenses and court costs actually incurred) suffered or incurred by such party in advance of the final disposition; provided, that such Person execute and deliver an undertaking that such Person shall promptly return such amounts to the Company if it is determined that such Person was not entitled to such funds.

5.06. **Partnership Representative.**

(a).   Partnership Representative. For any Fiscal Year of the Company in which the provisions of Subchapter C of Chapter 63 of the Internal Revenue Code of 1986, as amended by the "Bipartisan Budget Act of 2015" (the "Post-TEFRA Audit Rules") apply to the Company, **Christopher P. Wratten** shall be the partnership representative ("Partnership Representative"), as such term is defined in Section 6223(a) of the Code, as applicable under the Post-TEFRA Audit Rules. The Partnership Representative shall serve as such at the expense of the Company with all powers granted to a Partnership Representative under the Code and the Agreement.

(b).   Settlements and Elections. The Partnership Representative shall have the sole authority to enter into any settlement with any taxing authority (Federal, state, or local) or extend the statute of limitations on behalf of the Company or the Members, and without the approval of the Class A Members, except as may otherwise be provided in the Agreement. The Partnership Representative shall have the sole authority to make (or cause to be made) all elections, requests, or other decisions for the Company or the Members permitted under the Post-TEFRA Audit Rules (as and if applicable, including an election under Section 6226 of the Code, as amended by the Post-TEFRA Audit Rules and as the same may subsequently be amended), which the Partnership Representative may make or not make in its sole and absolute discretion. The Partnership Representative shall be the spokesman of the Company in the course of any audit.

(c).   Notice by Members to Partnership Representative. Each Member shall give prompt Notice to the Partnership Representative of any and all notices it receives from the Internal Revenue Service, or any relevant state or local taxing authority, concerning the Company, including any notice of audit, any notice of action with respect to a revenue agent's report, any notice of a thirty-day appeal letter, and any notice of a deficiency in tax concerning the Company's Federal income tax return, or any relevant state or local income tax return. The Partnership Representative shall furnish each Member with status reports regarding any negotiation between any taxing authority (Federal, state, or local) and the Company. Each Member shall provide to the Partnership Representative such information (or, if applicable, certify as to filing of initial or amended tax returns), as is reasonably requested by the Partnership Representative to enable the Partnership Representative (i) to reduce any Company level assessment under Section 6226 of the Code, as amended by the Post-TEFRA Audit Rules and as the same may subsequently be amended, (ii) to determine the allocation of any item of income, gain, loss, deduction, or credit of any such Company level assessment among the Members, in good faith consultation with the Company's tax accountants and tax counsel, (iii) to elect out of the Post-TEFRA Audit Rules, or (iv) to comply with or be eligible to invoke any aspect of the Post-TEFRA Audit Rules in any other respect.

(d).   Notice by Pass-Through Partners to Beneficial Owners. Each Person (for purposes of this Article V, called a "Pass-Through Partner") that holds or controls an interest as a Member on behalf of or for the benefit of another Person or Persons, or which a Pass-Through Partner is beneficially owned (directly or indirectly) by another Person or Persons shall, within thirty (30) days following receipt from the Partnership Representative of any Notice, demand, request for information or similar document, convey such Notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Through Partner. In the event the Company shall be the subject of an income tax audit by any Federal, state, or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Partnership Representative shall be authorized to act for, and its decision shall be final and binding upon, the Company and each Member thereof.

(e).   Survival. The obligations of each Member or former Member under this Section 5.06 shall survive the transfer or redemption by such Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

(f).   Expenses. Expense items attributable to any imputed adjustment amount of the Company shall be specially allocated to each Member in proportion to which such Member bears the cost of such imputed adjustment amount.

5.07.   Term. The Manager's term shall commence on the Effective Date and extend through the existence of the Company. However, the Members may, by a Majority Vote of the Class A Members, remove the Manager, but only for gross negligence or willful misconduct. The Manager may resign. In case of such resignation or upon the death of the Manager, another Manager may be appointed by the Class A Members. In the event the Manager resigns or is removed, a replacement Manager may be appointed by a Majority Vote of the Class A Members.

ARTICLE VI

CONTRIBUTIONS TO THE COMPANY AND DISTRIBUTIONS

6.01   Initial Capital Contributions. The names, addresses, and the Initial Capital Contributions each Member has made to the Company, together with the number and type of Membership Units issued to such Members and the Membership Interests of the Members are set forth on **Exhibit A**. No Member shall receive any interest on his or her Capital Contribution. Except as otherwise specifically provided herein, the Members shall not be allowed to withdraw or have refunded any Capital Contribution.

6.02.   Additional Capital Contributions. The agreements set forth in this Section 6.02. to make contributions to the Company shall be treated as an enforceable promise by each Member to contribute to the Company and the Company may enforce such promise by any legal means.

(a).   Required Capital Contributions. Every Member is required to make an Initial Capital Contribution in the amount specified in **Exhibit A**. Except for the Initial Capital Contribution, no Member shall be required to make any further Capital Contributions.

(b).   Non-Required Capital Contributions. Any advance of money by a Member to the Company that is not a required Capital Contribution and agreed to by the Manager, shall be treated as a loan to the Company repayable on demand, bearing interest at a fluctuating annual rate of three percent (3.00%) above the prime rate of *The Wall Street Journal* in effect from time to time (the "Prime Rate").

6.03. **Effect of Sale or Exchange.** In the event of a permitted transfer of a Membership Interest in the Company pursuant to the terms of this Agreement, the Capital Contributions of the Transferor Member shall become the Capital Contributions of the Transferee to the extent they relate to the transferred Membership Interest.

6.04. **Distributions.**

(a). Distributions of Distributable Cash Flow from Operations. From time to time, but not less often than annually, the Manager, acting reasonably, shall determine the amount, if any, by which the Company funds then on hand exceed the reasonable working capital needs of the Company. Any excess Cash Flow shall be distributed to the Members in accordance with the provisions in this Section 6.04. A Member's share of such Cash Flow will be divided and distributed as between the Class A Members and Class B Members as follows:

1. *Preferred Return.* First, one hundred percent (100.00%) to the Class B Members, on a Pro-Rata Basis, until each such Class B Member has received, Per Annum but non-compounding, a preferred return of eight percent (8.00%) based on the amount of each Class B Member's respective unreturned Capital Contribution.

2. *20/80 Share*. Second, twenty percent (20.00%) to the Class A Members, on a Pro-Rata Basis, and eighty percent (80.00%) to the Class B Members, on a Pro-Rata Basis, until each such Class B Member has received a return of its Initial Capital Contribution in full.

3. *Pro-Rata Share*. Third, to all Members, on a Pro-Rata Basis.

(b). Clawback Attributable to Return of Capital Contributions Plus Preferred Return. If, following the dissolution, winding up, and termination of the Company or the disposition of all or substantially all of the Company's Assets, the aggregate amount received by any Class B Member does not equal or exceed an amount equal to (i) such Class B Member's unreturned Capital Contribution plus (ii) an amount sufficient to provide eight percent (8.00%) on the amount of each Class B Member's respective unreturned Capital Contribution, the Class A Members shall immediately contribute to the Company for payment to such Class B Member an amount equal to the deficiency by which the amount set forth herein exceeds the amount actually paid to such Class B Member provided, however, that the amount which must be repaid by the Class A Members to the Company in respect of any Class B Member shall not exceed the amount distributed to the Class A Members pursuant to this Agreement after deducting from such amount the aggregate income tax liability of each Person whose tax liability is determined by reference to the income of the Class A Members.

6.05. **Tax Withholding.** If the Company incurs an obligation to pay (directly or indirectly) any amount in respect of taxes with respect to amounts allocated or distributed to one or more of the Members (including as a result of an audit or other tax proceeding), including, but not limited to, withholding taxes imposed on any Member's share of the Company gross or net income or gains (or items thereof), income taxes, and any interest, penalties, or additions to tax or any taxes or other liabilities (a "Tax Liability"), or if the amount of a payment or distribution of cash or other property to the Company is reduced as a result of withholding by other parties in satisfaction of any such Tax Liability:

(a). All payments made by the Company in satisfaction of such Tax Liability and all reductions in the amount of a payment or distribution that the Company otherwise would have received shall be treated, pursuant to this Section 6.05, as distributed to those Members to which the related Tax Liability is attributable at the time pursuant to provisions of this Article VI, and therefore, shall reduce distributions such Members would otherwise be entitled to under this Agreement; and

(b).   Notwithstanding anything to the contrary provided herein, Capital Accounts of the Members may be adjusted by the Manager in an equitable manner so that, to the extent feasible, the burden of taxes withheld at the source or paid by the Company is borne by those Members to which such tax obligations are attributable.

(c).   For purposes of this Section 6.05, any obligation to pay any amount in respect of taxes (including withholding taxes and any interest, penalties, or additions to tax) incurred by the Company or the Manager with respect to income of or distributions made to any Member shall constitute a Company expense.

6.06.   Tax Advance Distributions. Notwithstanding the priorities of distributions set forth in Section 6.04 above, the Manager shall have the authority and discretion to cause the Company to make distributions pursuant to this Section 6.06 to all Members, on a Pro-Rata Basis, to their respective Capital Account, up to the excess, for each Member, of such Members' aggregate taxable amounts for the relevant Fiscal Year and all prior Fiscal Years, over the cumulative amount of distributions previously made to such Member pursuant to this Article VI with respect to such Fiscal Year and all prior Fiscal Years. Such distributions shall be treated for all purposes hereof, other than this Section 6.06, as advances of distributions pursuant to Section 6.04 and shall be applied to reduce the amount of future distributions to such Member pursuant to Section 6.04.

6.07.   Capital Accounts. There shall be established on the books and records of the Company a capital account (a "Capital Account(s)") for each Member.

(a).   There shall be added to the Capital Account of each Member (i) such Member's Initial Capital Contribution and any additional Capital Contributions (including liabilities of the Company assumed by such Member as provided in Regulations Section 1.704-1(b)(2)(iv)(c)) to the Company and (ii) such Members distributive share of Net Income.

(b).   There shall be subtracted from the Capital Account of each Member (i) the amount of any money (including liabilities of such Member assumed by the Company as provided in Regulations Section 1.704-1(b)(2)(iv)(c)), and the Gross Asset Value of any other property distributed to such Member and (ii) such Member's distributive share of Net Loss.

(c).   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(b) of the Code and Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modifications as necessary.

(d).   Notwithstanding anything to the contrary provided herein, no Member shall have any obligation to make up or otherwise make a Capital Contribution with respect to a deficit balance in its Capital Account. A negative balance in a Member's Capital Account shall not create any liability on the part of that Member to any third party.

6.08.   General Application of Allocations. Except as expressly provided herein, the items of income, gain, loss, or deduction of the Company comprising Net Income or Net Loss for a Fiscal Year shall be allocated by the Manager among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to:

(a).	the distributions that would be made to such Member pursuant to Section 8.02(b) hereof if (i) the Company were dissolved, its affairs wound up, and its Assets sold for cash equal to their Gross Asset Values; (ii) all Company liabilities were satisfied; and (iii) the net Assets of the Company were distributed in accordance with Section 8.02(b) to the Members immediately after making such allocations, minus

(b).	such Member's share of the gain that the Company would realize if all of its Assets subject to nonrecourse liabilities were sold for no consideration other than to satisfy said nonrecourse liabilities ("Partnership Minimum Gain"), and Partner Nonrecourse Debt Minimum Gain as defined in Section 1.704-2(b) of the Regulations, computed immediately prior to the hypothetical sale of the Assets.

**6.09.	No Interest; Right of Set Off.**

(a).	No Interest. No Member shall be entitled to receive interest on that Member's Capital Contributions or the balance of that Member's Capital Account.

(b).	Right of Set Off. Where any Class B Member owes any amount or has incurred any liability to the Company under this Agreement, as applicable, the Manager shall be entitled to set off the amount of that liability against any sum or sums that would otherwise be due to that Class B Member under this Agreement. Any exercise by the Manager of the right of set off under this Section 6.09 shall be without prejudice to any other rights or remedies available to the Company under this Agreement or otherwise.


ARTICLE VII

TRANSFERS OF INTERESTS BY MEMBERS


**7.01.	No Right to Transfer.** Except as set forth in this Article VII, no Member shall, directly or indirectly, transfer, sell, give, encumber, assign, pledge, or otherwise dispose of all or any of its Membership Interest now owned or subsequently acquired without the prior written consent of the Manager. In addition to the prior written consent of the Manager, it shall be a requirement of any such transfer that it meet the following criteria:

(a).	The Transferor or the Transferee shall pay all reasonable expenses incurred by the Company and the Manager in connection therewith (whether or not such proposed transfer is completed). Such amounts paid shall not be treated as Capital Contributions and shall not reduce the Transferor's or Transferee's Capital Account;

(b).	The Manager shall have received from the Transferee and Transferor:

1.	Confirmation of the identity of the Transferee;

2.	A Subscription Agreement, executed by Transferee, with respect to the Membership Interest that is the subject of the transfer, and such assignment agreement and other documents, instruments and certificates as may be reasonably requested by the Manager, pursuant to which such Transferee shall have agreed to be bound by this

Agreement, including if requested a counterpart of this Agreement executed by or on behalf of such Transferee;

3.   A certificate or representation from Transferor to the effect that the representations set forth in the Subscription Agreement of Transferor are (except as otherwise disclosed to and consented to by the Manager) also true and correct with respect to such Transferee as of the date of such transfer; and

4.   Such other documents, opinions, instruments, and certificates as the Manager shall have reasonably requested.

(c).   The transfer of a Membership Interest will not cause (i) all or any portion of the Assets of the Company to be subject to Title I of ERISA, Code § 4975 or any other comparable U.S. Federal, state, or local law that is substantially similar to Title I of ERISA or Code § 4975; or (ii) the Class A Members to become a fiduciary with respect to any existing or contemplated Class B Member pursuant to ERISA, the Code, or the applicable provisions of any other comparable U.S. Federal, state, or local law that is substantially similar to Title I of ERISA or Code § 4975; and

(d).   The transfer of a Membership Interest will not cause the Company, the Manager, the Class A Members, or any Class B Member to be in violation of the Securities Act, or "Blue Sky" or other applicable securities or other laws, or to become subject to any laws, regulations, or taxation to which the Company, the Manager, the Class A Members, or such Class B Members is not subject but for such transfer.

7.02.   Void Transfers. Any purported transfer, sale, gift, encumbrance, pledge, or other disposition of Membership Interests not effected in accordance with and as permitted by this Agreement and the Securities Act of 1933, as amended, shall, to the fullest extent permitted by applicable law, be void *ab initio* and the Company shall not recognize the rights of the purported Transferee, including the right to receive distributions (directly or indirectly) from the Company or to acquire an interest in the capital or profits of the Company.

7.03.   Absolute Prohibition. Notwithstanding any other provision in this Article VII to the contrary, any transfer of Membership Interests, whether consented to by the Manager or not, shall be void *ab initio* if:

(a).   as a result thereof, the Company would be terminated for federal income tax purposes in the opinion of counsel for the Company;

(b).   such transfer requires the registration of such transferred Membership Interest pursuant to any applicable Federal or state securities laws; or

(c).   the Company does not receive written instruments, prepared at Transferee's cost (including, without limitation, copies of any instruments of transfer, such Transferee's consent to be bound by this Agreement, and an executed Subscription Agreement), that are in a form satisfactory to the Manager, as determined in the sole and absolute discretion of the Manager.

7.04.   Substituted Member. Notwithstanding anything to the contrary provided herein, upon receipt of the written consent of the Manager and full compliance with the requirements of this Article VII with respect to any transfer of Membership Interests, any Transferee, shall be admitted to the Company as a substituted member of the Company (a "Substituted Member"), and shall succeed to all of the rights and obligations of the Transferor, with respect to such Membership Interest, and the Manager shall list any such Substitute Member as a Member of the Company in its records.

7.05.   **Beneficial Interest Transfer Upon Death.** Notwithstanding any other provision of this Article VII and this Agreement, upon the death of any Member, such Member's Membership Interest shall be transferred on death to that person listed as their transfer on death beneficiary ("Beneficiary") in the membership list set forth in **Exhibit A** attached hereto. In the event that no Beneficiary is listed, the personal representative of the deceased Member's estate shall be Beneficiary for purposes of this Operating Agreement. Upon the transfer of the deceased Member's Membership Interest to Beneficiary, Beneficiary shall be entitled solely to the same rights as the deceased Member with respect to distributions and liquidation proceeds as set forth herein, however, such Beneficiary shall have no other rights or privileges of a Member until admitted as a Substituted Member in accordance with the provisions of this Agreement.

7.06.   **Buy-Out Rights.**   The Class A Members shall have the option, but not an obligation, to purchase all or any portion of the Membership Interests of any Class B Member, including the Membership Interests owned by any Beneficiary or Transferee who acquires such Membership Interest pursuant to this Agreement (the "Option"). The Option may be exercised at any time, in the sole and absolute discretion of the Class A Members. Nothing in this Section 7.06 shall be interpreted or construed to obligate the Class A Members to exercise the Option, nor shall it grant any Class B Member, Beneficiary, or Transferee the right to require the Class A Members or the Company to purchase any Membership Interest. For purposes of this Section 7.06, the Class A Members opting to purchase the Membership Interests, may sometimes hereinafter be referred to individually or collectively, as the case may be, as the "Membership Interest Purchaser(s)". If multiple Class A Members together constitute the Membership Interest Purchaser(s), then they shall act in tandem (but not as guarantors of each other) to fulfill the obligations of the Membership Interest Purchaser(s) hereinafter set forth.

(a).   Exercise of the Option. To exercise the Option, the Membership Interest Purchaser(s) shall deliver written notice (the "Exercise Notice") to the Class B Member, Beneficiary, or Transferee whose Membership Interest is subject to purchase under the Option (the "Selling Member"). The Exercise Notice shall state (i) that the Option is being exercised; (ii) whether the Membership Interest Purchaser constitutes one or more Class A Members; (iii) whether a portion or all of the Seller's Member's Membership Interest are being purchased; (iv) the proposed Buy-Out Purchase Price (as hereinafter defined) and the basis for its calculation; and (v) the anticipated closing date.

(b).   Calculation of Buy-Out Purchase Price. The purchase price of any Membership Interest purchased under the Option ("Buy-Out Purchase Price") shall be the greater of:

1.   the amount calculated by multiplying the Selling Member's unreturned Capital Contribution by a multiple of three (3); or

2.   the amount calculated by multiplying the Company's Value (as hereinafter defined) by the Selling Member's Membership Interest percentage. "Company's Value" shall be determined by multiplying the Company's EBITDA for the most recently completed trailing twelve-month period by a multiple of **[8].** "EBITDA" shall mean the Company's earnings before interest, taxes, depreciation, and amortization, calculated in accordance with GAAP and adjusted to reflect the Company's normalized operating performance.

If one or more Class A Members exercise the Option jointly, then they shall specify in the Exercise Notice the respective portion of the Membership Interest each Class A Member will purchase and the corresponding amount of the Buy-Out Purchase Price to be paid by each. Unless otherwise agreed by the Membership Interest Purchaser(s), the default allocation shall be made on a Pro-Rata Basis.

(c). Settlement. Settlement shall be held on the purchase of the Selling Member's Membership Interest at the principal office of the Company or its law firm at such time and date as shall be specified in the Exercise Notice, which date shall not be less than thirty (30) days nor more than one hundred twenty (120) days after the date of such Exercise Notice. At the settlement, the Member Interest Purchaser(s) shall pay their respective portion of the Buy-Out Purchase Price by a wire or cashier's or certified check to the Selling Member, and the Selling Member shall deliver the Membership Interest being purchased hereunder to the Membership Interest Purchaser(s). The parties shall take all actions and execute all documents reasonably necessary and desirable to effective the transaction contemplated hereby and to carry out the intent of this Section 7.06.

Notwithstanding the foregoing, the Member Interest Purchaser(s), in their sole and absolute discretion, may elect to pay the Buy-Out Purchase Price by (i) delivering to the Selling Member at settlement a wire transfer or cashier's or certified check in an amount equal to ten percent (10.00%) of the Buy-Out Purchase Price; and (ii) executing and delivering to the Selling Member a promissory note evidencing the remaining balance, with such promissory note secured by a pledge of the purchased Membership Interest, made by the Membership Interest Purchaser(s) in favor of the Selling Member. Such promissory note shall bear interest at the applicable federal rate (AFR) in effect as of the date of settlement, compounded monthly. The promissory note shall be repaid in thirty-six (36) consecutive monthly installments of principal and interest, beginning thirty (30) days following the date of the promissory note and on the same day of each month thereafter, with a final payment equal to the unpaid balance, if any. Membership Interest Purchaser(s) shall have the right to make prepayments under the promissory note, in whole or in part, without paying any additional charge or premium.

ARTICLE VIII

DISSOLUTION AND TERMINATION

8.01   Events of Dissolution.   The Company shall be dissolved upon the first to occur of the following:

(a). The election by a unanimous affirmative vote of all of the Class A Members;

(b). The expiration of thirty (30) days following the sale or transfer of all or substantially all of the Assets of the Company;

(c). When so determined in accordance with other specific provisions of this Agreement; or

(d). Any event that, under the Articles, requires dissolution of the Company.

8.02.   Winding Up; Liquidation; Distributions.

(a). Winding Up; Liquidation. Upon the dissolution of the Company, the Manager or, if the Manager has been removed, a liquidator appointed by the Class A Members, shall wind up the Company's affairs and liquidate the Assets of the Company in an orderly manner. The Manager or liquidator shall use all reasonable efforts to fully liquidate the Company on commercially reasonable terms within eighteen (18) months from the date of termination, provided that the term for such liquidation may be extended by the Manager or liquidator with the consent of the Class A Members. This Agreement shall remain in full force and effect during and after the period of winding up.

(b).   Distributions. The Manager or such other liquidator referred to in Section 8.02(a) shall apply or distribute the proceeds of the liquidation referred to in Section 8.02(a) and any remaining Company Assets, as follows and in the following order of priority:

1.   First:

(i).   To creditors in satisfaction of the debts and liabilities of the Company (other than any loans or advances that may have been made by any of the Members to the Company);

(ii).   To the expenses of liquidation, whether by payment thereof or the making of reasonable provision for payment thereof;

(iii).   Subject to the Manager's discretion to the establishment of any reasonable and prudent reserves for the payment of other Company expenses, including liabilities and other obligations (whether fixed or contingent); and

(iv).   To the Members in satisfaction of any loans or advances that may have been made by any of the Members of the Company, under to this Agreement.

2.   Second, to the Members in accordance with the distributions provisions of Section 6.04(a).

8.03.   Taxable Gain or Loss. Taxable income, gain, and loss from the sale or distribution of the Assets of the Company incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Article VI.

8.04.   No Recourse Against Members or Manager. Except as provided by law, upon dissolution, each Member shall look solely to the Assets of the Company for the return of his or her Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member or the Manager, except as expressly provided by the terms of this Agreement.

ARTICLE IX

RECORDS, REPORTS, ETC.

9.01.   Records. The Company shall maintain and make available to the Members its records following a request by one (1) or more Members and to the extent required by the Act.

9.02.   Financial and Operating Statements and Tax Returns. Within one hundred twenty (120) days from the close of each Fiscal Year of the Company, the Company shall deliver to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such Fiscal Year, and all such other information as may be required to enable each Member to prepare his or her Federal, state, and local income tax returns in accordance with all then-applicable laws, rules, and regulations. The Company also shall prepare and file all Federal, state, and local income tax returns required of it for each Fiscal Year.

9.03. **Fiscal Year; Accounting Period.** The company's accounting period shall be the calendar year ("Fiscal Year").

<center>

ARTICLE X

MISCELLANEOUS PROVISIONS

</center>

10.01. **Confidentiality.**

(a).   For purposes of this Section 10.01, "Confidential Information" means trade secrets, proprietary information, and other information belonging to the Company that are not generally known to the public, including, without limitation, information about business plans and structure of the Company, financial statements, and other information provided under this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever including oral, written, and electronic, regardless of whether such information is expressly labeled as "confidential".

(b).   Confidentiality Agreement. Each Member acknowledges that such Member may have access to Confidential Information during the term of this Agreement. Each Member further acknowledges that the Company: (i) has invested and continues to invest significant time, expense, and specialized knowledge in developing the Confidential Information; (ii) enjoys a competitive advantage in the marketplace based on the Confidential Information; and (iii) would be irreparably harmed if competitors obtained the Confidential Information or if it became publicly available. No Member shall, directly or indirectly, disclose or use any Confidential Information at any time during or after the Member's ownership in or other association with the Company. This restriction includes the use of Confidential Information that the Member is or becomes aware for personal, commercial, or proprietary advantage or profit. Each Member shall make all commercially reasonable efforts to safeguard the Confidential information and to protect it against disclosure, misuse, espionage, loss, and theft. Each Member shall immediately notify the Manager of any unauthorized, inadvertent, or accidental disclosure of any Confidential Information and take all commercially reasonable steps necessary to retrieve the disclosed Confidential Information and prevent further disclosure. To the fullest extent permitted by law, each Member hereby agrees to indemnify, defend, protect, and hold the Company wholly free and harmless from and against any and all losses, damages, expenses, or liabilities arising out of the breach of this Section 10.01.

(c).   Permitted Disclosures. Nothing in this Section 10.01 shall be interpreted or construed to prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency, upon the request or demand of any regulatory agency or authority having jurisdiction over the Member, or to the extent compelled by legal process or required or requested under subpoena, interrogatories, or other discovery requests; (ii) as necessary in connection with exercising any remedy under this Agreement; (iii) to another Member; or (iv) to the Member's legal counsel and accountants who, in the Member's reasonable judgment, need to know the Confidential Information and agree to be bound by the provisions of this Section 10.01 as if a Member. The Member shall not make any disclosure permitted by this Section 10.01, except for disclosures to the Member's legal counsel and accountants who, in the Member's reasonable judgment, need to know the Confidential Information and agree to be bound by the provisions of this Section 10.01 as if a Member, before notifying the Company and other Members as far in advance of the disclosure as reasonably practicable. Notice to the Company and other Members shall state the purpose of the disclosure and the means taken to ensure that the any disclosed Confidential Information remains confidential.

10.02. **Attorneys' Fees.** In the event any party brings an action to enforce any provisions of this Agreement, whether such action is at law, in equity, or otherwise, and such party prevails in such action, such party shall be entitled, in addition to any other rights or remedies available to it, to collect from the non-prevailing party or parties the reasonable costs and expenses incurred in the investigation preceding such action and the prosecution of such action, including but not limited to reasonable attorneys' fees and court costs.

10.03. **Notices.** Whenever, under the provisions of the Act or other law, the Articles, or this Operating Agreement, notice is required to be given to any Person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may also be given in writing, by mail, addressed to the Company at its principal office from time to time and to any other Person at his or her address as it appears on the records of the Company from time to time, with postage thereon prepaid ("Notice"). Any such Notice shall be deemed to have been given at the time it is deposited in the United States mail. Notice to a Person may also be given personally or by electronic mail, telegram, or fax sent to his or her address as it appears on the records of the Company. The address of the Members as shown on the records of the Company shall originally be those set forth in **Exhibit A**. Any Person may change his or her address as shown on the records of the Company by delivering written Notice to the Company in accordance with this Section 10.03. Unless otherwise specifically provided, Notice must be given in writing.

10.04. **Applicable Law; Venue and Personal Jurisdiction; Waiver of Jury Trial.** This Agreement, and the interpretation thereof, shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without reference to its choice of law provisions. The Members agree that any action, dispute, claim, lawsuit, or controversy arising out of or relating to this Agreement ("**Claim**") shall be brought and determined in the Circuit Court for the City of Chesapeake, Virginia, or in the United States District Court for the Eastern District of Virginia, Norfolk Division. The Members irrevocably submit, with regard to any Claim, to the personal jurisdiction of the aforesaid courts and agree that they shall not bring any Claim in any court other than the aforesaid courts. Each of the Members hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Claim, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason; (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) to the fullest extent permitted by the law, any claim that (x) the Claim in such court is brought in an inconvenient forum; (y) the venue of such Claim is improper; or (z) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. The Members agree that any Claim shall be conducted in their individual capacities only and not as a class action or other representative action, and the Members expressly waive their right to file a class action or seek relief on a class basis. **EACH MEMBER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH MEMBER MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY CLAIM, AS DEFINED HEREIN, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH MEMBER HERETO CERTIFIES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER MEMBER OR THE MANAGER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY CLAIM; (II) EACH MEMBER UNDERSTANDS AND HAS CONSIDERED**

THE IMPLICATIONS OF THIS WAIVER; (III) EACH MEMBER MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY; AND (IV) EACH MEMBER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.04.

10.05. **Construction.** Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa.

10.06. **Headings.** The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Operating Agreement or any provision hereof.

10.07. **Waivers.** The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

10.08. **Rights and Remedies Cumulative.** The rights and remedies provided by this Operating Agreement are cumulative, and the use of any one (1) right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, equity, statute, ordinance, or otherwise.

10.09. **Severability.** If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

10.10. **Heirs, Successors, and Assigns.** Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

10.11. **Creditors.** None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditor of the Company.

10.12. **Counterparts.** This Operating Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

10.13. **Waiver of Action for Partition; No Bill For Accounting.** Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to any of the Assets of the Company. To the fullest extent permitted by law, each Member covenants that it will not (except with the consent of the Manager) file a bill for a Company accounting.

10.14. **Entire Agreement.** This Agreement sets forth all of the promises, agreements, conditions, and understandings between the parties respecting the subject matter hereof and supersedes all prior and contemporaneous negotiations, conversations, discussions, correspondence, memoranda, and agreements between the parties concerning such subject matter.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned Members have executed this Operating Agreement of the Company as of the Effective Date.

CLASS A MEMBERS:

_____   Date: _____
By: Christopher P. Wratten

CLASS B MEMBERS:

NATURAL PERSONS SIGNATURE:

_____   Date: _____
By:_____

ENTITY SIGNATURE:

_____   Date: _____
By:_____
Name:_____
Title:_____

EXHIBIT A

LIST OF MEMBERS

[TO BE ATTACHED]

Exhibit B – Investor Subscription Agreement

THE LIMITED LIABILITY COMPANY MEMBERHSIP INTERESTS (AND THE UNITS REPRESENTING SUCH MEMBERSHIP INTERESTS) ISSUED IN ACCORDANCE WITH THIS SUBSCRIPTION AGREEMENT AND THE OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, UNDER THE VIRGINIA SECURITIES ACT, OR UNDER SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THESE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER (A) THIS SUBSCRIPTION AGREEMENT, (B) THE OPERATING AGREEMENT, AND (C) THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

MEMBERSHIP SUBSCRIPTION AGREEMENT
TO
BALLAHACK AIRSOFT LLC

The undersigned subscriber ("**Subscriber**") understands that **Ballahack Airsoft LLC**, a Virginia limited liability Company (the "Company"), is offering up to 50,000 Class B Membership Units (the "Securities") of the Company for a price of $100 per Class B Membership Unit in an offering (the "Offering") pursuant to Regulation Crowdfunding, as promulgated under Section 4(a)(6) and Section 4A of the Securities Act of 1933 (the "Act"), as amended, and the implementing rules set forth in 17 C.F.R. § 227.100 et seq. ("Regulation Crowdfunding"). This Offering is made subject to the Company's Form C filing, as amended (the "Form C"), with the U.S. Securities and Exchange Commission ("SEC") and the Company's Operating Agreement, as amended (the "Operating Agreement") (the Form C and the Operating Agreement, collectively, the "Offering Documents"). The Subscriber acknowledges that this Offering is made pursuant to the Act and Regulation Crowdfunding, and that, pursuant to the Act, the Securities are being offered without registration with the SEC.

The Offering has a minimum offering target of $1,000,000 (the "Target Offering Amount") and a maximum offering target of $5,000,000 (the "Maximum Offering Amount"). The Offering has a deadline to raise the Target Offering Amount by October 31st, 2025 (the "Offering Deadline"). If the sum of the cumulative subscriptions does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities shall be sold in the Offering, all subscriptions and investment commitments shall be cancelled, and all committed funds shall be returned to potential subscribers, without interest or deductions. The Company has the right to extend the Offering Deadline in its sole and absolute discretion. Once the Offering reaches the Target Offering Amount, the Company may elect to hold an initial Closing, as indicated below in Section 3, and continue to raise funds up to the Maximum Offering Amount. Capitalized terms used but not defined herein shall have the meanings given to them in the Operating Agreement.

1. **Subscription.** Subject to the terms, conditions, acknowledgements, representations, and warranties herein and the provisions of the Offering Documents, the Subscriber hereby subscribes to purchase the amount of Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto ("Purchase Price"), which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that it may not revoke its subscription within forty-eight (48) hours prior to the Closing (as defined herein) of the Offering. The Subscriber acknowledges that the Securities are subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement") and the Operating Agreement.

2.   **Company Acceptance of Subscription and Issuance of Securities.** Subscriber understands and agrees that the Company shall have the right, in its sole and absolute discretion, to accept or reject Subscriber's Subscription Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers in the Company's sole and absolute discretion. If the Company rejects all or a portion of Subscriber's subscription, the Purchase Price shall be returned without interest or deduction.

3.   **The Closing.** The Closing of the purchase and sale of the Securities shall take place on either: (i) the Offering Deadline, (ii) at such time as the Company later notifies Subscriber of, or (iii) at such time as reasonably possible after the Offering Deadline (to allow funds to clear the escrow account of the Intermediary (as hereinafter defined)) (the "Closing"), subject to the following conditions:

(a)   The Offering shall not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount.

(b)   The Offering shall not close until the Offering has been open to the public for at least twenty-one (21) days after its initial opening.

(c)   If the Company sets a Closing earlier than the Offering Deadline, the Company shall send a notice at least five (5) days prior to the Closing to all subscribers who have subscribed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their subscription up to forty-eight (48) hours prior to such Closing. This notice shall also identify if the Company will continue to accept subscriptions up to the Closing.

4.   **Payment for Securities.** The Purchase Price shall be received by the Intermediary from the Subscriber by payment via ACH, or wire transfer of immediately available funds or other means approved by the Company prior to the Offering Deadline. Upon each Closing, the Intermediary shall release such funds to the Company. The Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company as recorded by an SEC licensed transfer agent or another registrar, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding and the Act.

The Offering is being made through Vicinity, LLC, a South Carolina limited liability company (the "Intermediary"). In order to purchase the Securities, the Subscriber agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's internal policies. Subscriber funds will be held in escrow until the Target Offering Amount of subscriptions is reached. Subscriber may cancel its subscription until forty-eight (48) hours prior to the Offering Deadline or a Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary.

5.   **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of the Commonwealth of Virginia with the full power and authority to conduct its business as it is currently being conducted and to own its assets. The Company has secured all authorizations, approvals, permits, and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid, and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale, and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution in the Operating Agreement, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding and the Act, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   **Representations and Warranties of the Subscriber.** The Subscriber hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement, and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule, or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

(ii)   The Subscriber is a resident of the state disclosed and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells Securities and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past twelve-month period, Investor has not exceeded the investment limit set forth in Section 227.100(a)(2) of Regulation Crowdfunding.

(b)   Information Concerning the Company.

(i)   The Subscriber has reviewed a copy of the Offering Documents. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Offering Documents to make the decision to purchase the Securities.

(ii)   The Subscriber understands and accepts that the purchase of the Securities involves various risks, including any risks outlined in the Offering Documents and in this Subscription Agreement. The Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Company, the Intermediary, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary, nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Securities. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Subscriber's authority or suitability to invest in the Securities.

(iv)   The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Documents. The Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The Subscriber understands that each of the Subscriber's representations and warranties contained in this Subscription Agreement shall be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Subscriber.

(vi)   The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid Purchase Price of the Securities, without interest thereon, to the Subscriber.

(vii)   The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   No Guaranty. The Subscriber confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Securities; or (ii) made any representation to the Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Subscriber is not relying on the advice or recommendations of the Company, and the Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Subscriber.

(d)   Status of Subscriber. The Subscriber has such knowledge, skill, and experience in business, financial, and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities. The Subscriber is aware of its investment limitations based on Subscribers' annual net income, net worth, and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the Purchase Price.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   The Subscriber is acquiring the Securities solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Subscriber understands that the Securities have not been registered with the SEC under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Subscription Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the SEC provide in substance that the Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom, or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The Subscriber agrees: (1) that the Subscriber will not sell, assign, pledge, give, transfer, or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding; and (2) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Documents.

7.   **Conditions to Obligations of the Subscriber and the Company.** The obligations of the Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   **Indemnification.** Subscriber hereby agrees to defend, indemnify, and hold harmless the Company and any of its respective officers, directors, employees, agents, and/or managers who was or is a party or is threatened to be made a party to any Proceedings (as hereinafter defined), whether civil or criminal, administrative or investigative, to the fullest extent permitted by law, against any losses, damages, liabilities, and expenses for which the Company and any of its respective officers, directors, employees, agents, and/or managers has not otherwise been reimbursed and reasonably incurred by such person or entity in connection with such Proceeding (including, without limitation, attorneys' fees, judgments, fines, and amounts paid in settlement).

9.   **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

10.   **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

11.   **Waiver of Jury Trial. THE SUBSCRIBER VOLUNTARILY, KNOWINGINGLY, AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT AND THE OFFERING DOCUMENTS.**

12.   **Submission to Jurisdiction.** With respect to any threatened, pending, or completed suit, action, or proceeding relating to any offers, purchases or sales of the Securities by the Subscriber, or by reason of or arising from any actual misrepresentation or misstatement of facts or omission to represent or state facts made by Subscriber to the Company including, without limitation, any such misrepresentation, misstatement, or omission contained in this Subscription Agreement ("Proceedings"), the Subscriber irrevocably submits to the jurisdiction of the Circuit Court for the City of Chesapeake, Virginia, or in the United States District Court for the Eastern District of Virginia, Norfolk Division, applying Virginia law, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to conflict of law principles thereof.

14.   **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement or any provision hereof.

15.   **Construction.** Whenever the singular number is used in this Subscription Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa.

16.   **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or email to the addresses appearing on this Subscription Agreement, or for the Subscriber, the address, or email on the application to invest submitted by the Subscriber (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Ballahack Airsoft LLC
Attn: Christopher P. Wratten
2900 Ballahack Road
Chesapeake, Virginia 23322

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Remedies.** Upon any violation of this Subscription Agreement, the non-prevailing party shall indemnify and hold the prevailing party harmless for all its costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in pursuing its right to enforce this Subscription Agreement.

20.   **Survival.** All representations, warranties, and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents, and instruments described in the Form C which are not material or which are to the benefit of the Subscriber, and (iii) the death or disability of the Subscriber.

21.   **Notification of Changes.** The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Subscription Agreement to be false or incorrect.

22.   **Heirs, Successors, and Assigns.** Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Subscription Agreement, their respective heirs, legal representatives, successors, and assigns.

23.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the date set forth opposite their respective signatures below.

SUBSCRIBER:

Name: _____

Address of Subscriber: _____

Number of Membership Units: _____ Class B membership units

Purchase Price: $_____

Check one of the boxes below to indicate if this investment is from an individual or entity:

NATURAL PERSONS SIGNATURE:

_____   Date: _____

By:_____

ENTITY SIGNATURE:

_____   Date: _____

By:_____

Name:_____

Title:_____

SUBSCRIPTION AGREEMENT**COMPANY:**

Ballahack Airsoft LLC,
a Virginia limited liability company

_____   Date: _____

By: Christopher P. Wratten

Title: Manager

COMPANY SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT

Exhibit C – Ballahack Airsoft LLC Financial and CPA Audit Report

Ballahack Airsoft, LLC (the "Company") a Virginia Limited Liability Company

Financial Statements (Audited) and
Independent Auditor's Report

Years ended December 31, 2024 and 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Ballahack Airsoft LLC

We have audited the accompanying statements of financial position of Ballahack Airsoft LLC as of December 31, 2024 and 2023, and the related statements of operations, statements of cash flows, and the statements of changes in member equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Ballahack Airsoft LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 15, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	203,532	104,357
Stockholder Receivables	1,052,006	816,602
Inventory	146,566	457,991
Total Current Assets	1,402,104	1,378,950
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	443,251	406,632
Intangible Assets: Loan Fees, net of Accumulated Amortization	854	1,138
Security Deposits	4,032	4,032
Total Non-Current Assets	448,137	411,802
TOTAL ASSETS	1,850,241	1,790,752
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	61,964	31,314
Related Party Loan - Current Portion	52,002	-
Notes Payable - Current Portion	397,229	55,775
Accrued Interest	23,721	9,151
Sales Tax Payable	45,796	37,345
Total Current Liabilities	580,712	133,585
Long-term Liabilities		
Related Party Loan - Long Term Portion	1,330	-
Notes Payable - Long-Term Portion	2,046,036	2,153,369
Total Long-Term Liabilities	2,047,366	2,153,369
TOTAL LIABILITIES	2,628,078	2,286,953
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Contributions	(777,837)	(496,202)
Total Equity	(777,837)	(496,202)
TOTAL LIABILITIES AND EQUITY	1,850,241	1,790,752

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	2,276,147	2,879,762
Cost of Revenue	927,818	1,411,630
Gross Profit	1,348,329	1,468,132
Operating Expenses		
Advertising and Marketing	26,084	181,875
General and Administrative	1,378,627	1,439,564
Rent and Lease	88,687	102,743
Depreciation	89,339	79,956
Amortization	285	285
Total Operating Expenses	1,583,022	1,804,423
Operating Income (loss)	(234,693)	(336,291)
Other Income		
Interest Income	36,232	34,108
Other	8,250	4,000
Total Other Income	44,482	38,108
Other Expense		
Interest Expense	105,500	89,011
Total Other Expense	105,500	89,011
Earnings Before Income Taxes	(295,711)	(387,194)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(295,711)	(387,194)

Statement of Changes in Member Equity

	Member Capital	Accumulated	Total Member
	$ Amount	**Deficit**	**Equity**
Beginning Balance at 1/1/2023	(22,384)	(120,148)	(142,532)
Capital Contributions	33,524	-	33,524
Net Income (Loss)	-	(387,194)	(387,194)
Ending Balance 12/31/2023	11,140	(507,342)	(496,202)
Capital Contributions	14,076	-	14,076
Net Income (Loss)	-	(295,711)	(295,711)
Ending Balance 12/31/2024	25,216	(803,053)	(777,837)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(295,711)	(387,194)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	89,339	79,956
Amortization	285	285
Accounts Payable	30,649	24,021
Inventory	311,425	290,932
Stockholder Receivables	(235,404)	(341,840)
Accrued Interest	14,570	(44,124)
Sales Tax Payable	8,451	19,096
ERC Receivable	-	40,741
Payroll Liabilities	-	(9,104)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	219,315	59,962
Net Cash provided by (used in) Operating Activities	(76,396)	(327,232)
INVESTING ACTIVITIES		
Equipment	(125,958)	(221,499)
Net Cash provided by (used by) Investing Activities	(125,958)	(221,499)
FINANCING ACTIVITIES		
Proceeds from Related Party Loan, net of Repayments	53,332	-
Proceeds from Notes Payables, net of Repayments	234,121	96,829
Proceeds from Capital Contributions	14,076	33,522
Net Cash provided by (used in) Financing Activities	301,529	130,351
Cash at the beginning of period	104,357	522,736
Net Cash increase (decrease) for period	99,175	(418,380)
Cash at end of period	203,532	104,357

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ballahack Airsoft, LLC "the Company" is a Virginia-based recreational entertainment company operating a themed outdoor park focused on immersive airsoft gameplay and tactical simulation experiences. The Company provides recreational services to the general public, with retail services on-site and online. The Company sell admissions to standard and special events as well as physical goods and consumables related to the sport.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligations are (i) the provision of access to airsoft events and experiences, and (ii) the sale of physical goods and consumables through on-site and online retail operations. Revenue from admissions is recognized at the point in time when the event occurs, and revenue from retail and online sales is recognized when control of the goods transfers to the customer, which typically occurs at the point of sale or upon shipment.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture	5-7	14,551	(12,781)	-	1,770
Leasehold Improvements	7-15	283,624	(78,072)	-	205,552
Machinery & Equipment	5-7	349,895	(205,064)	-	144,831
Vehicles	5	215,837	(124,739)	-	91,098
Grand Total	**-**	**863,907**	**(420,656)**	**-**	**443,251**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of July 16, 2024, the Company entered into a loan agreement with a related party in the principal amount of $75,000. The loan accrues interest at a fixed annual rate of 5% and requires monthly payments of $4,334 beginning August 16, 2024, through February 16, 2026. The total interest to be paid over the term of the loan is $3,004. The loan is unsecured and contains no financial covenants. The balance of the loan was $53,332 as of December 31st, 2024.

As of December 31, 2024, the Company had stockholder receivables totaling $1,052,006, consisting of two separate balances of $421,597 and $630,409. As of December 31, 2023, these receivables totaled $816,602, consisting of two separate balances of $311,891 and $504,711. The receivables bear interest at the lowest applicable federal rate, due on demand, and the Company expects to collect all amounts in full.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan from a related party.

The Company entered into an EIDL SBA Loan agreement for which they received $150,000 in 2020 and $1,850,000 in 2022. The loan accrues interest at 3.75% and matures in 2050. The balance of the loan was $1,990,935 and $2,000,000 as of December 31st, 2024 and 2023, respectively. The Company had accrued interest of $23,721 and $9,151 as of December 31st, 2024 and 2023, respectively.

The Company entered into a loan agreement for which they received $216,000 in November of 2024. The loan contains a nominal interest rate of 49.02% and a maturity date in February of 2026. The loan requires weekly payments of $4,456. The balance of the loan was $203,641 as of December 31, 2024.

On March 15, 2019, the Company entered into a promissory note with Union Bank & Trust for a principal amount of $159,000. The loan bears interest at a fixed rate of 5.00% per annum and is payable in 84 monthly installments of $2,253 beginning April 15, 2019, with final maturity on March 15, 2026. The loan is unsecured. The balance of the loan was $32,946 and $57,625 as of December 31st, 2024 and 2023, respectively.

As of December 31, 2024, the Company had an outstanding demand promissory note payable to Union Bank & Trust in the principal amount of $75,000. The note bears interest at a variable rate indexed to the Wall Street Journal Prime Rate, with interest payments due monthly and the principal payable upon demand. The balance of the loan was $70,644 and $73,213 as of December 31st, 2024 and 2023, respectively.

As of December 31, 2024, the Company was party to a retail installment loan related to the purchase of equipment, with an original principal amount of $7,532, payable in 47 monthly installments of $159 beginning October 10, 2023. The loan bears a stated annual percentage rate of 0.80% and matures on September 10, 2027. The loan is secured by the underlying equipment. The balance of the loan was $5,264 and $7,178 as of December 31st, 2024 and 2023, respectively.

As of December 31, 2024, the Company had an outstanding loan with an original principal amount of $100,000 and a fixed loan fee of $12,132, resulting in total repayment obligations of $112,132. The loan is repayable in 52 weekly installments of $2,156 and does not bear interest apart from the fixed fee. The balance of the loan was $86,255 as of December 31st, 2024.

As of December 31, 2024, the Company was party to a retail installment contract related to the purchase of a 2021 Volkswagen Atlas, with an original amount financed of $38,337. The agreement bears interest at an annual percentage rate of 2.99% and requires 75 monthly payments of $561, beginning October 10, 2021. The loan is secured by the vehicle. The balance of the loan was $19,093 and $25,344 as of December 31st, 2024 and 2023, respectively.

As of December 31, 2024, the Company had an outstanding loan related to the purchase of equipment with an original amount financed of $50,577. The loan accrues interest at 9.2501% and bears fixed monthly payments of $1,255 over a 48-month term beginning in July 2023, with one advance payment and a $350 documentation fee paid at inception. The loan is secured by the underlying equipment. The balance of the loan was $34,487 and $45,783 as of December 31st, 2024 and 2023, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	75,000	5%	2026	52,002	1,330	53,332	-	-	-	-	-
SBA Loan	2,000,000	3.75%	2050	20,901	1,970,034	1,990,935	23,721	9,065	1,990,935	2,000,000	9,151
Notes Payable 1	216,000	49.02%	2026	172,884	30,757	203,641	-	-	-	-	-
Notes Payable 2	159,000	5.00%	2026	26,016	6,930	32,946	-	24,679	32,946	57,625	-
Notes Payable 3	75,000	Wall Street Journal Prime Rate	Due on Demand	70,644	-	70,644	-	2,569	70,644	73,213	-
Notes Payable 4	7,532	0.80%	2027	1,914	3,350	5,264	-	1,914	5,264	7,178	-
Notes Payable 5	100,000	12,132	2025	86,255	-	86,255	-	-	-	-	-
Notes Payable 6	38,337	2.99%	2028	6,229	12,864	19,093	-	6,251	19,093	25,344	-
Notes Payable 7	50,577	9.250100%	2027	12,386	22,101	34,487	-	11,296	34,487	45,783	-
Total				**449,231**	**2,047,366**	**2,496,597**	**23,721**	**55,775**	**2,153,369**	**2,209,143**	**9,151**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	449,231
2026	106,321
2027	65,042
2028	49,621
2029	51,514
Thereafter	1,774,868

NOTE 6 – EQUITY

The Company is a limited liability company held by two members with an ownership split of 60% and 40% between the two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 15, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Exhibit D - Ballahack Airsoft Testing the Waters Page

 **Vicinity** Ventures   View Portfolio   Offers   Membership   Dashboard   🔔

Ballahack Airsoft

Regulation Crowdfunding

 **Ballahack Airsoft - Raise Video**

03:09

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Ballahack Preferred Equity Round:
Raise Goal: $5M
Pre-money valuation: $20M
Investor Bonuses Available - see below for details

INDICATE INTEREST

Start Date August 19, 2025
End Date October 31, 2025

The Deal   Shop Talk   Local Buzz

Why fund our local story

Ballahack Airsoft is more than a local airsoft park.

It's redefining recreational entertainment as a community focused adventure park that

♡ **INDICATE INTEREST**

Our Story

Overview

Investment Summary

Our People

Documents

Risks

combines the thrill of airsoft with the storytelling of movies and the engagement of video games. Today Ballahack is voted the #1 Outdoor Airsoft Park in America, has a 2B+ view brand footprint, more than 3M followers, and maintains tens of thousands of customers annually.

This raise represents more than funding. It's an opportunity to fuel the next chapter in a homegrown success story designed to give a real and kinetic experience to a generation that suffers from digital isolation. Our community and industry have supported us for over 18 years and now, we're inviting them – and you – to become owners in what comes next.

Key Highlights:

- **Proven Operator**: 18 years of unmatched experience, volume, and feedback, averaging $2.6M in revenue the past three years

- **Global Reach**: 3M+ followers and Billions of views

- **Proven Demand**: Tens of thousands of players annually, drawn from our local, national, and international community

- **Market Leadership**: Ballahack is positioned to capture a highly fragmented market

- **Massive Expansion Opportunity**: We have designed the scalable model that will turn a niche hobby into mainstream entertainment – and we're ready to build


WHY INVEST?
INDUSTRY LEADERSHIP
NATIONAL + GLOBAL REACH
UNTAPPED MARKET
HIGH-IMPACT EXPANSION MODEL
REAL HUMAN CONNECTION
Fuel the next chapter in a homegrown success story.

Overview


WE DON'T JUST BUILD INCREDIBLE EXPERIENCES.
WE BUILD COMMUNITY.

Our Story

In 2007, Ballahack was 99 acres in the middle of nowhere… and a dream.

Founder Christopher Wratten believes too many people reach a point in life where they lose their sense of wonder, imagination, and fun. Their inner child dies. He set out to create a new kind of experience, one that combined the adrenaline of tactical gameplay with the immersion of a live-action movie. With a passion for human connection

and creativity he launched what would become the most recognized park in airsoft.

Fast forward to today: Ballahack hosts hundreds of players every weekend, runs some of the largest airsoft events in the World, and has built a massive digital fanbase through YouTube and social media. Ballahack has been voted the #1 community cultivator in the industry and has only scratched the surface of what's possible.

Ballahack has identified the model that will maximize mental and physical health, bring people together in unforgettable shared experiences, deliver escape and adventure to those who need it, and provide a wholesome and thriving community where people can be seen and matter.

The Opportunity

We're creating something the world hasn't seen before: a world-class adventure park that combines the excitement of airsoft with the cinematic storytelling of movies and the dynamic engagement of video games.

The result? A full-scale immersive experience where players feel like the main character and belong to a wholesome community.

This raise will unlock high-impact investments in physical infrastructure, authentic attractions, immersive battlefield environments, and world class amenities, enabling us to grow revenue streams, serve more customers, and ultimately replicate our model in new markets.

What This Raise Enables:

- **New Revenue Streams**: Food / Beverage Services, Entertainment Attractions, Interactive Shooting Ranges, Private party options, Massive Store

- **Authentic Environment**: Exciting Props, Military Vehicles, Aircraft, Dynamic Battlefield Features, State of the art Technologies

- **World Class Amenities**: Cinematic Pre-Game Briefings on the Video Wall in the Briefing Hangar, Helo-Pad Hangout Venue, New Restrooms and Utilities

- **Extreme Growth**: Increase Customer Volume, Lifetime Value, Visitor Frequency, and Days Open to the Public

- **Expansion**: This raise will complete the flagship prototype that will be replicated across the county and beyond

The potential is massive. The demand is real. And we're the ones who will make it happen.



The Market

Airsoft is a **$2 billion** market on pace for **$3.5 billion** by 2030, yet the U.S. is still scattered with hundreds of under-served fields and no dominant brand. Ballahack will fill that void by building authentic, full-service battle parks that turn a niche hobby into mainstream experiential entertainment—positioning us as the sport's first national park leader.

As younger generations look for meaningful, face to face, immersive experiences, Ballahack is uniquely positioned to capture attention—and market share.


MARKET DOMINANCE OPPORTUNITY
- NO ONE OWNS CLOSE TO 2%
OF THE NATIONAL PARK MARKET
- FRAGMENTED PARK MARKET WITH NO MAJOR PLAYERS
- CURRENT INDUSTRY SUFFERS FROM MOM AND POP MENTALITY

Ballahack Airsoft is leading a fragmented industry with a proven, scalable model—and now has the opportunity to define an entirely new category of immersive entertainment. While most parks remain small and limited in scope, Ballahack combines high-volume operations, massive media reach, and unmatched community engagement into a flagship experience that fuses live-action gameplay, story-driven missions, and themed environments.

This is more than airsoft—it's the first real-world adventure park designed for the experience economy. With a completed prototype, Ballahack will have the blueprint to expand nationwide and become the clear leader in a market it is uniquely positioned to own.

Flagship Location

Ballahack's 99-acre park in Chesapeake is already the most recognized and visited outdoor airsoft facility in the country. This raise

will fund the completion of its transformation into a fully immersive, world-class adventure park.

Upgrades include new battlefield theming, interactive attractions like the Level-Up Live range and Action Arcade, expanded food and beverage service, upgraded retail and rental infrastructure, and enhanced amenities for players and spectators. These improvements are designed to elevate the entire guest experience, from arrival to gameplay, and set the blueprint for future locations nationwide.

Once complete, the Chesapeake flagship will:

- Increase CLV significantly

- More than double annual visitor frequency

- Boost weekly attendance by 130%+

- Deliver high-margin, story-based entertainment that blends video game intensity with real-world immersion

- Serve as a scalable model for expansion into other major U.S. markets

- Further create extreme differentiation from other companies

This is more than a park upgrade, it's the launchpad for a new category of experiential entertainment, starting right here in Virginia.

To learn more about the plans for the Ballahack Chesapeake flagship you can check out their Youtube video here.





Military / Government Contracts

Ballahack already hosts local LE/SWAT teams, K-9 search-and-rescue units, and multiple military branches for training solutions; our planned upgrades-enhanced theming, modular structures, briefing hangar, and tech-enabled environment-will serve a dual purpose, elevating guest immersion on weekends while unlocking potentially larger, recurring weekday training contracts that convert the park into a dependable, high- margin government asset.

Our facility is uniquely positioned in Hampton Roads and has eight major military installations within 45 minutes of our location. The closest military base is less than three miles away.



Expansion

With the Chesapeake flagship as a profitable foundation and a powerful brand already established, Ballahack Airsoft is poised to expand into high-growth metropolitan areas across the country. The strategy centers on acquiring abandoned or undervalued sites near major population centers and transforming them into authentic, immersive themed battlefield experiences. These high-traffic, high-visibility locations will follow the proven Chesapeake model, delivering premium, story-driven entertainment while building a network of strategically placed Ballahack parks.

The long-term objective is to position Ballahack as a national entertainment company with a strong footprint of destination parks. This expansion gives investors the opportunity to own a stake in the brand that will define the airsoft industry and pioneer a new category

of active, immersive entertainment in the
broader experience economy.



The timeline and revenue projections shown
are forward-looking and based on
management's current plans and assumptions.
Actual results may differ materially due to
various risks and uncertainties. This graphic is
for illustrative purposes only and does not
constitute a guarantee of future performance.

Investment Summary

Ballahack is transforming airsoft into an
immersive entertainment experience ready to
scale nationwide. Our mission is to awaken
people's inner child and change their lives.

Now, we're inviting you to own a piece of
Ballahack and fuel our next chapter.

Ballahack Airsoft Preferred Equity Round

$20M Pre-money valuation

8% Preferred Return

Raise Goal: $5M

Minimum Investment: $2,500

Bonus Shares:
Ballahack Airsoft will be offering bonus shares to investors who qualify based on membership criteria. Bonus shares will be calculated as a percentage of your investment rounded up to the nearest whole share. Alongside the Bonus Shares, Ballahack Airsoft will also be offering a variety of investor perks and exclusive access for investors that are being finalized right now. Indicate your interest with the button on the right to stay in the loop and hear more as these become available.

Venture South Members - 10% Bonus Shares
Members of VentureSouth, the premium subscription tier of Vicinity, will receive 10% Bonus Shares in this offering. To learn more about VentureSouth and explore joining click here.

Vicinity Venture Club - 5% Bonus Shares
Members of the Vicinity Venture Club will receive 5% Bonus Shares in this offering. To learn more about VentureSouth and explore joining click here.

Our People



Christopher Wratten, Founder & CEO

18 yrs of operating experience, Industry personality with 2M+ followers. Christopher launched Ballahack in 2007, the first licensed and insured airsoft only facility of its kind in the US. He has unrivaled experience, determination, passion, and vision for the industry.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
- A person's indication of interest involves no obligation or commitment of any kind.



Ventures
1708-C Augusta St. #115
Greenville, SC29605

Resources
Sign Up
Educational Materials
Vicinity Views

About Us
Contact
About
FAQs

This website, vicinityventures.co (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

Refresh the App